UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2024

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2024 to June 30, 2024)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	25	0	0	25	12
Total	25	0	0	25	12

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

For a list of the Company’s subsidiaries as of June 30, 2024, see Note 1(2) of the notes to the Company’s interim consolidated financial statements attached hereto.

There were no changes in the Company’s consolidated subsidiaries during the six months ended June 30, 2024.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high-speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material entities	Description of business	Proportion of revenue
Wireless business	SK Telecom Co., Ltd. PS&Marketing Co., Ltd. (“PS&Marketing”) Service Ace Co., Ltd. (“Service Ace”) SK O&S Co., Ltd. (“SK O&S”)	Mobile telephone, wireless data, information and communications services, etc.	74%
Fixed-line business	SK Broadband Co., Ltd. (“SK Broadband”) SK Telink Co., Ltd. (“SK Telink”) Home & Service Co., Ltd. (“Home&Service”)	Telephone, high-speed Internet, data, communications network leasing services, etc.	23%
Other businesses	SK stoa Co., Ltd. (“SK Stoa”) SK m&service Co., Ltd. (“SK M&Service”), etc.	Operation of commercial retail data broadcasting channel services, database and online information services, etc.	3%
Total			100%

2

The total number of the Company’s consolidated subsidiaries as of June 30, 2024 was 25, including SK Broadband and PS&Marketing, among others.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 29, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 1, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 7, 2024	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
June 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
June 11, 2024	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
June 11, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 17, 2024	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 17, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA”—The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

**	Rating definition: “AA”—The certainty of principal and interest payment is very high with very low investment risk, but has slightly inferior factors compared to securities that are rated “AAA.”
***	From ratings “AA” to “B,” “+” and “-” signs are attached depending on the relative superiority within the grade.

3

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Current rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 20, 2022	CP	A1	Korea Ratings	Current rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Current rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
December 2, 2022	CP	A1	Korea Ratings	Regular rating
December 2, 2022	Short-term bond	A1	Korea Ratings	Regular rating
December 2, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 2, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
January 2, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
January 3, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Rating update
May 22, 2023	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	Korea Ratings	Current rating
May 22, 2023	CP	A1	Korea Ratings	Current rating
May 22, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 22, 2023	CP	A1	Korea Investors Service, Inc.	Current rating
September 27, 2023	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 27, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 4, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 4, 2023	CP	A1	Korea Investors Service, Inc.	Regular rating
October 13, 2023	Short-term bond	A1	Korea Ratings	Regular rating
October 13, 2023	CP	A1	Korea Ratings	Regular rating
June 7, 2024	Short-term bond	A1	Korea Ratings	Current rating
June 7, 2024	CP	A1	Korea Ratings	Current rating
June 11, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 11, 2024	CP	A1	Korea Investors Service, Inc.	Current rating
June 17, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 17, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1”—Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

4

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
December 2, 2022	Bonds denominated in foreign currency	A- (Positive)	Fitch Ratings	Regular rating
February 23, 2023	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
August 28, 2023	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
November 28, 2023	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2024	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 2, 2024	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
May 24, 2024	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad (“Tbroad Merger”)

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

-	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

5

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
March 28, 2023	General Meeting of Shareholders	Haeyun Oh	Yong-Hak Kim, Junmo Kim	Jung Ho Ahn
March 26, 2024	General Meeting of Shareholders	Yang Seob Kim, Sung Hyung Lee, Mi Kyung Noh	Young Sang Ryu	Kyu-Nam Choi, Youngmin Yoon

*

At the 40th General Meeting of Shareholders held on March 26, 2024, Yang Seob Kim, Sung Hyung Lee and Mi Kyung Noh were newly elected as an inside director, a non-executive director and an independent director/audit committee member, respectively. At the same meeting, Young Sang Ryu was re-elected as an inside director.

C.	Change in Company Name

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

(2) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communications technology (“ICT”) businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

6

(3) Transfer of artificial intelligence (“AI”) semiconductor business

On December 21, 2021, the Company’s board of directors (the “Board of Directors”) resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain mobile virtual network operator (“MVNO”) Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to the Ministry of Science and ICT (“MSIT”)’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

(2) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire the business-to-business (“B2B”) business of SK Telink Co., Ltd. with the purpose of strengthening the market competitiveness of the B2B business through a reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(3) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 23, 2022, SK Broadband acquired 5,000,000 additional shares of Media S Co., Ltd. for Won 25 billion through a capital increase by allocation to shareholders.

(4) Merger

On March 30, 2022, SK Broadband’s board of directors approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

(5) Transfer of business

On December 27, 2023, the board of directors and the shareholders of Home&Service, a subsidiary of SK Broadband, resolved to transfer Home&Service’s electric vehicle standard-charge business.

[SK Telink]

(1) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(2) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

7

(3) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(4) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

[PS&Marketing]

(1) Acquisition of shares of SK m&service Co., Ltd.

PS&Marketing acquired 3,099,112 shares of SK M&Service (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

3. Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2024)		(Unit: in shares)
	Share type			Remarks
Classification	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares cancelled to date	90,137,106	—	90,137,106	—
a. reduction of capital	—	—	—	—
b. cancelled with profit	90,137,106	—	90,137,106	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	214,790,053	—	214,790,053	—
V. Number of treasury shares	1,903,711	—	1,903,711	—
VI. Number of outstanding shares (IV-V)	212,886,342	—	212,886,342	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share). Additionally, the total number of issued shares changed to 214,790,053 shares following the cancellation of 4,043,091 treasury shares on February 5, 2024.

**	Number of treasury shares includes 54,032 treasury shares acquired relating to fractional shares from the Spin-off.

8

B.	Treasury Shares

(As of June 30, 2024)							(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Cancelled (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	5,773,410	317,000	—	6,090,410	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	360,004	6,090,410	503,612	4,043,091	1,903,711
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	6,133,414	6,407,410	503,612	10,133,501	1,903,711
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	6,133,414	6,407,410	503,612	10,133,501	1,903,711
			Preferred shares	—	—	—	—	—

*	On January 29, 2024, the Company disposed 498,135 treasury shares for bonus payment purposes.
**	On February 5, 2024, the Company cancelled with profit 4,043,091 treasury shares.
***	On April 29, 2024, the Company disposed 5,477 treasury shares for bonus payment purposes.

4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of June 30, 2024)					(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Jan. 24, 2022	413,080	413,080	100	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Feb. 25, 2022	7,598	7,598	100	Feb. 28, 2022
Direct Disposal	May 2, 2022	May 2, 2022	5,984	5,984	100	May 17, 2022
Direct Disposal	May 13, 2022	May 13, 2022	23,239	23,239	100	May 17, 2022
Direct Disposal	Feb. 9, 2023	Feb. 9, 2023	324,580	324,580	100	Feb. 13, 2023
Direct Disposal	Feb. 27, 2023	Feb. 27, 2023	109,508	109,508	100	Mar. 2, 2023
Direct Disposal	Apr. 21, 2023	Apr. 21, 2023	6,999	6,999	100	Apr. 24, 2023
Direct Disposal	Jan. 29, 2024	Jan. 29, 2024	498,135	498,135	100	Feb. 2, 2024
Direct Disposal	Apr. 29, 2024	Apr. 29, 2024	5,477	5,477	100	Apr. 30, 2024

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split, where applicable.

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of June 30, 2024)					(Unit: in Won, percentages and number of instances)
Classification	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
	Start Date	End Date						Number of Instances	Date
Trust Agreement Execution	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	0	—	Apr. 30, 2021
Trust Agreement Execution	Jul. 27, 2023	Jan. 26, 2024	~~W~~	300,000,000,000	~~W~~	301,274,969,250	100.42%	0	—	Jan. 26, 2024

*	The Company completed the repurchase of treasury shares pursuant to the Trust Agreement and reported the results of the termination of the Trust Agreement on January 26, 2024.

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6. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code
October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share
March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses
March 26, 2024	40th General Meeting of Shareholders	Board meeting notice period, year-end dividend record date	To strengthen the Board’s deliberation function by providing sufficient time for advance review and to enhance shareholders’ ability to estimate future dividends

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SK m&service Co., Ltd.	Database and online information services
	SAPEON Inc. (“Sapeon”)	Manufacture of non-memory and other electronic integrated circuits
	SAPEON Korea Inc. (“SAPEON Korea”)	Manufacture of non-memory and other electronic integrated circuits

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[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiary Service Ace, the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The Company’s 5G wireless services, which recorded 16.23 million subscribers as of June 30, 2024, accounted for more than 70% of the Company’s total number of subscribers. The Company continually seeks growth in the number of its 5G wireless subscribers while actively pursuing implementation of artificial intelligence (“AI”) technology into its fixed-line and wireless businesses, thereby continuing efforts to optimize efficiencies in operational and capital expenditures.

In addition, for the three months ended June 30, 2024, the Company’s enterprise business recorded an increase in revenue of approximately 10% compared to the three months ended June 30, 2023. Accompanied by stable performance of the Company’s leased line services, for the three months ended June 30, 2024, the Company’s IoT business recorded a 29% increase of revenue compared to the three months ended June 30, 2023. The Company’s cloud business successfully secured the first AI cloud project during the three months ended June 30, 2024, confirming the existence of market demand.

“A. (Adot),” the Company’s Korean language GPT-3 based service, has resonated with the market by introducing call recording and summarization features, and it continues to innovate customers’ communication experience, including by introducing real-time interpretation service during calls. In April 2024, the Company expanded A.’s call recording and summarization features as well as real-time interpretation service during calls, which have been highly popular among iPhone users, to devices run on the Google Android operating system, recording a total of over 4.55 million registered users as of June 30, 2024.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

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C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

	(Unit: in 1,000 persons)
		As of June 30,	As of December 31,
Classification		2024	2023	2022
Number of subscribers	SK Telecom	31,696	31,276	30,452
	Others (KT, LG U+)	36,542	35,643	32,676
	MVNO	16,852	15,851	12,829
	Total	85,090	82,770	75,957

*	Source: Wireless telecommunications service data from the MSIT as of May 31, 2024.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2024	2023	2022
Mobile communication services	46.4	46.7	48.2

*	Source: Wireless telecommunications service data from the MSIT as of May 31, 2024.

E.	Competitive Strengths

In 2021, the Company successfully completed the Spin-off in order to maximize shareholder value. In the same year, the Company also unveiled its “SKT 2.0” vision to pursue the maximization of its overall enterprise value centered around five major business areas. In November 2022, the Company announced its differentiated “AI Company” vision to further organize and clarify the direction of SKT 2.0 and combine AI with connectivity technologies based on its main telecommunications business. In September 2023, as part of the Company’s effort to transform into a “global AI company,” the Company announced its new “AI Pyramid” strategy, which aims to bring innovation across various industrial and lifestyle areas centered around three key aspects. The AI Pyramid strategy is in the form of a pyramid and integrates a “self-reinforcement model,” which seeks to strengthen the Company’s relationship with its customers through advances in the Company’s AI technology and the creation of AI services, with a “cooperation model,” which focuses on AI-related alliances. Through these initiatives, the Company is striving to transform into a global AI company.

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For the three months ended June 30, 2024, the Company recorded Won 4.42 trillion in operating revenue and Won 0.54 trillion in operating profit on a consolidated basis. The increased competitiveness of telecommunications services and the rapid progress in new growth businesses such as B2B have enabled the Company to continue to improve its operating results.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the six months ended June 30, 2024, SK Broadband recorded Won 2.18 trillion in revenue on a consolidated basis, which represented a 2.6% increase from Won 2.13 trillion for the six months ended June 30, 2023. Such increase was primarily attributable to the growth of SK Broadband’s high-speed Internet and media businesses resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the six months ended June 30, 2024, the media business segment recorded Won 0.95 trillion in revenue, which represented a 0.7% increase compared to the six months ended June 30, 2023. For the six months ended June 30, 2024, the fixed-line business segment recorded Won 1.23 trillion in revenue, which represented a 4.1% increase compared to the six months ended June 30, 2023.

As of June 30, 2024, SK Broadband recorded 9.6 million pay TV subscribers and 7.05 million high-speed Internet subscribers. In the wireless and fixed-line telecommunications markets, which have entered their maturity phases, SK Broadband has been improving its profitability through high-ARPU rate plans and promotion activities focused on high-tier subscribers. For the three months ended June 30, 2024, the data center business recorded a 20.5% increase in revenue compared to the three months ended June 30, 2023, primarily due to an increase in demand for data related to AI technology and an increase in the capacity utilization rate of SK Broadband’s previously opened data centers.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

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The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the pay TV market, competition for content has been intensifying, at the center of which are large over-the-top operators with strength in exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services based on novel technology, including generative AI such as ChatGPT. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

		(Unit: in persons)
Classification		As of June 30,	As of December 31,
		2024	2023	2022
Fixed-line Subscribers	High-speed Internet	24,391,479	24,098,164	23,537,333
	Fixed-line telephone	10,685,533	10,973,838	11,621,413
	IPTV	20,925,902	20,814,402	20,203,451
	Cable TV	12,541,500	12,631,281	12,824,704

*	Source: MSIT website.

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**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of May 31, 2024, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2023.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2024	2023	2022
High-speed Internet (including resales)	28.8	28.7	28.5
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	18.2	18.0	17.8
IPTV	31.9	31.6	30.9
Cable TV	22.5	22.3	22.2

*	Source: MSIT website.
**	With respect to Fixed-line telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of landline and IP phone subscribers.
***

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of May 31, 2024 and market shares of IPTV and Cable TV represent the average market shares in the second half of 2023.

The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business of SK Stoa offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

Sapeon, an AI semiconductor company, launched “X330,” its next-generation inference AI chip, and plans to further utilize its AI semiconductor capabilities and operational know-how in its efforts to lead the global market in next-generation AI data centers.

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2. Key Financial Data by Business Line

A.	Assets

			(Unit: in millions of Won and percentages)
Classification	As of June 30,		As of December 31,
	2024		2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	24,797,056	76%	25,608,563	77%	27,078,021	79%
Fixed-line	6,907,500	21%	6,825,342	20%	6,588,076	19%
Other	1,000,973	3%	910,020	3%	762,028	2%
Subtotal	32,705,529	100%	33,343,925	100%	34,428,124	100%
Consolidation Adjustment	(3,253,776)	—	(3,224,698)	—	(3,119,862)	—
Total	29,451,753	—	30,119,227	—	31,308,262	—

B.	Revenue

			(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2024		For the year ended December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	6,614,124	74%	13,123,166	75%	12,942,316	75%
Fixed-line	2,018,087	23%	3,928,020	22%	3,812,989	22%
Other	264,759	3%	557,325	3%	549,668	3%
Total	8,896,970	100%	17,608,511	100%	17,304,973	100%

C.	Operating Profit

			(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2024		For the year ended December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	895,342	86%	1,463,934	84%	1,334,306	81%
Fixed-line	173,089	17%	329,072	19%	311,083	19%
Other	(30,021)	(3)%	(42,771)	(2)%	(2,102)	0%
Subtotal	1,038,410	100%	1,750,235	100%	1,643,287	100%
Consolidation Adjustment	(2,413)	—	2,969	—	(31,216)	—
Total	1,035,997	—	1,753,204	—	1,612,070	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the six months ended June 30,		For the year ended December 31,
				2024		2023		2022
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., SK O&S Co., Ltd., Service Ace Co., Ltd.	Mobile communications service, wireless data service, ICT service	T, 5GX, T Plan and others	6,614,124	74%	13,123,166	75%	12,942,316	75%
Fixed-line	SK Broadband Co., Ltd., Home & Service Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,018,087	23%	3,928,020	22%	3,812,989	22%
Other	SK stoa Co., Ltd., SK M&Service Co., Ltd., etc.	Commercial retail data broadcasting channel services, database and online information services and others	Stoa ON and others	264,759	3%	557,325	3%	549,668	3%
Total				8,896,970	100%	17,608,511	100%	17,304,973	100%

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4. Price Trends for Major Products

[Wireless Business]

As of June 30, 2024, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In June 2023, the Company launched the “5G 0 Youth” plan, which actively reflects the data usage patterns and lifestyle trends of the younger demographics. In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

On March 2, 2024, SK Broadband launched the “2030 Direct” plan, which is aimed at cost-conscious customers in their 20s and 30s who feel uncomfortable with entering into long-term subscription plans. Such plan offers Internet services under a one-year subscription plan at a rate comparable to that of a three-year contract. Customers between the age of 18 and 39 who sign up for this plan through SK Broadband’s website, B Direct Shop, or call center, 106 Customer Center, are eligible for a one-year Internet service contract including Wi-Fi at a rate that provides a discount of up to 55% compared to the rate for a non-term contract internet service.

On March 11, 2024, SK Broadband launched the “Budget-friendly Combination” plan, which offers a discount when bundling SK Broadband’s fixed-line services (Internet and IPTV) and the wireless services of certain MVNOs that lease SK Telecom’s network (including Liiv M Mobile, Eyagi Mobile, Mobing, Toss Mobile and Eyes mobile). This plan provides benefits equivalent to that of the “Modern Family Combination” plan, which bundles SK Broadband’s fixed-line services and SK Telecom’s wireless services. Based on a three-year contract, the plan offers discounts up to Won 14,300, including a Won 13,200 discount on high-speed Internet service fees and a Won 1,100 discount on IPTV fees (when bundled with IPTV services). However, no discounts are offered on the MVNO service fees. SK Broadband plans to further expand the list of MVNOs that can be bundled with the Budget-friendly Combination plan.

On April 25, 2024, SK Broadband introduced discounted subscription plans for four of its direct cable TV service plans, allowing users to access cable TV services at more affordable rates. Discounts of 10%, 15% and 20% are offered when users subscribe for one year, two years and three years, respectively, subject to maximum benefits of up to Won 3,300 (when subscribing to the “B tv cable90” plan under a three-year contract). An additional discount of 10% is offered when bundling with cable Internet services.

Additionally, on May 30, 2024, SK Broadband launched the “B tv×Netflix” plan, which allows for subscription to both B tv and Netflix services. The B tv×Netflix plan allows subscribers to combine two of SK Broadband’s B tv plans (“All” and “Standard”) with two Netflix plans (“Premium” and “Standard”), providing subscribers with four options, which includes the “B tv×Netflix Premium” plan for Won 31,000 per month, “B tv×Netflix Standard” plan for Won 28,000 per month, “B tv×Standard Netflix Premium” plan for Won 28,500 per month and “B tv×Standard Netflix Standard” plan for Won 25,500 per month. When bundling the B tv×Netflix plan with Internet and IPTV services under a three-year contract, subscribers can enjoy Netflix content at up to Won 2,000 less per month compared to when subscribing to Netflix separately. An additional discount of Won 1,100 is provided when bundled with SK Telecom’s mobile services.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on the Company’s website at www.bworld.co.kr.

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5. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Six months ended June 30, 2024	To be determined	475	Upgrades to the existing services and expanded provision of network services including 5G

B.	Future Investment Plan

Purpose of investment	Subject of investment	Expected investment for each year			Investment effect
		2024	2025	2026
Upgrade/ New installation	Network, systems and others	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

				(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Six months ended June 30, 2024	231	To be determined	Securing subscriber network and equipment; quality and system improvement

6. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Wireless	Services	Mobile communication, wireless data, information communication	Export	123,751	169,885	140,642
			Domestic	6,490,373	12,953,281	12,801,674
			Subtotal	6,614,124	13,123,166	12,942,316
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	96,446	178,824	183,812
			Domestic	1,921,641	3,749,196	3,629,177
			Subtotal	2,018,087	3,928,020	3,812,989
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	264,759	557,325	549,668
			Subtotal	264,759	557,325	549,668
Total			Export	220,197	348,709	324,454
			Domestic	8,676,773	17,259,802	16,980,519
			Total	8,896,970	17,608,511	17,304,973

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	(Unit: in millions of Won)
For the six months ended June 30, 2024	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	7,360,121	2,605,669	294,468	10,260,258	(1,363,288)	8,896,970
Internal sales	745,997	587,582	29,709	1,363,288	(1,363,288)	—
External sales	6,614,124	2,018,087	264,759	8,896,970	—	8,896,970
Depreciation and amortization	1,345,279	485,326	13,002	1,843,607	(62,619)	1,780,988
Operating profit (loss)	895,342	173,089	(30,021)	1,038,410	(2,413)	1,035,997
Finance profit (loss)						(140,691)
Gain from investments in associates and joint ventures						15,425
Other non-operating profit (loss)						8,176
Profit before income tax						918,907

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2024 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency interest rate swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

	(Unit: in millions of Won except percentages)
Category	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	Remarks
Raw material	246	48	23	—
Labor	70,929	140,790	113,297	—
Depreciation	66,487	137,264	135,604	—
Commissioned service	17,831	51,749	46,447	—
Others	34,584	61,992	78,989	—
Total R&D costs	190,077	391,843	374,360	—

19

		(Unit: in millions of Won except percentages)
Category		For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	Remarks
Government Subsidies		—	—	—	—
Accounting	Sales and administrative expenses	186,410	369,507	340,864	—
	Development expenses (intangible assets)	3,667	22,334	33,495	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.14%	2.23%	2.16%	—

10. Other information relating to investment decisions

A. Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2024, the registered patents and trademarks held by the Company included 3,270 Korean-registered patents, 1,841 foreign-registered patents and 739 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2024, SK Broadband held 235 Korean-registered patents and 71 foreign-registered patents (including those held jointly with other companies). It also holds 301 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

20

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

21

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2024, December 31, 2023 and December 31, 2022 and for the six months ended June 30, 2024 and for the years ended December 31, 2023 and 2022. The Company’s consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current Assets	6,866,461	6,585,602	7,219,196
• Cash and Cash Equivalents	1,573,533	1,454,978	1,882,291
• Accounts Receivable – Trade, net	2,144,367	1,978,532	1,970,611
• Accounts Receivable – Other, net	314,914	344,350	479,781
• Others	2,833,647	2,807,742	2,886,513
Non-Current Assets	22,585,292	23,533,625	24,089,066
• Long-Term Investment Securities	1,686,980	1,679,384	1,410,736
• Investments in Associates and Joint Ventures	2,016,504	1,915,012	1,889,289
• Property and Equipment, net	12,330,177	13,006,196	13,322,492
• Goodwill	2,075,009	2,075,009	2,075,009
• Intangible Assets, net	2,523,503	2,861,137	3,324,910
• Others	1,953,119	1,996,887	2,066,630
Total Assets	29,451,753	30,119,227	31,308,262
Liabilities
Current Liabilities	7,076,133	6,993,980	8,046,541
Non-Current Liabilities	9,788,992	10,896,848	11,106,525
Total Liabilities	16,865,125	17,890,828	19,153,066
Equity
Equity Attributable to Owners of the Parent Company	11,779,554	11,389,046	11,318,320
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,617,820)	(11,828,644)	(11,567,117)
Retained Earnings	22,830,460	22,799,981	22,463,711
Reserves	536,421	387,216	391,233
Non-controlling Interests	807,074	839,353	836,876
Total Equity	12,586,628	12,228,399	12,155,196
Total Liabilities and Equity	29,451,753	30,119,227	31,308,262

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	8,896,970	17,608,511	17,304,973
Operating Profit	1,035,997	1,753,204	1,612,070
Profit Before Income Tax	918,907	1,488,179	1,236,152
Profit from Continued Operations	712,114	1,145,937	947,831
Profit from Discontinued Operations	—	—	—
Profit for the Period	712,114	1,145,937	947,831

22

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Profit for the Period Attributable to Owners of the Parent Company	690,392	1,093,611	912,400
Profit for the Period Attributable to Non-controlling Interests	21,722	52,326	35,431
Basic Earnings Per Share (Won)	3,198	4,954	4,118
Diluted Earnings Per Share (Won)	3,194	4,950	4,116
Total Number of Consolidated Subsidiaries	25	25	25

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2024, December 31, 2023 and December 31, 2022 and for the six months ended June 30, 2024 and for the years ended December 31, 2023 and 2022. The Company’s separate financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current Assets	4,851,142	4,703,844	5,498,460
• Cash and Cash Equivalents	651,969	631,066	1,217,504
• Accounts Receivable – Trade, net	1,643,989	1,495,617	1,425,695
• Accounts Receivable – Other, net	339,831	343,036	435,096
• Others	2,215,353	2,234,125	2,420,165
Non-Current Assets	19,417,385	20,292,088	20,933,661
• Long-Term Investment Securities	1,380,068	1,426,290	1,155,188
• Investments in Subsidiaries and Associates	4,720,217	4,670,568	4,621,807
• Property and Equipment, net	8,542,277	9,076,459	9,519,663
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,948,376	2,250,829	2,693,400
• Others	1,520,211	1,561,706	1,637,367
Total Assets	24,268,527	24,995,932	26,432,121
Liabilities
Current Liabilities	5,478,919	5,505,470	6,236,135
Non-Current Liabilities	7,989,097	9,054,369	9,812,604
Total Liabilities	13,468,016	14,559,839	16,048,739
Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(4,556,812)	(4,766,147)	(4,506,693)
Retained Earnings	15,159,373	15,032,473	14,691,461
Reserves	167,457	139,274	168,121
Total Equity	10,800,511	10,436,093	10,383,382
Total Liabilities and Equity	24,268,527	24,995,932	26,432,121

(Unit: in millions of Won)
	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	6,380,208	12,589,220	12,414,588
Operating Profit	886,842	1,455,870	1,321,131
Profit Before Income Tax	952,512	1,354,939	1,146,250
Profit for the Period	772,437	1,059,750	869,490
Basic Earnings Per Share (Won)	3,583	4,798	3,921
Diluted Earnings Per Share (Won)	3,579	4,794	3,919

23

2. Dividends and Others

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules due to an absence of significant changes during the year ended December 31, 2023. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of June 30, 2024)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 82-1,2,3	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	Series 83-1	August 10, 2022	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond (ESG bond)	Series 83-2	August 10, 2022	Other (fund investment, etc.)	95,000	Other (investment in funds, etc.)	95,000	—
Corporate bond	Series 84-1,2,3,4	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—
Corporate bond	Series 88-1,2,3,4	February 22, 2024	Repayment of debt	400,000	Repayment of debt	400,000	—

*

Series 83-2 issued as of August 10, 2022 is an ESG bond. Series 83-2 was issued in furtherance of the Company’s ESG goal to achieve Net Zero by 2050, and covers solar energy generation equipment in the environment sector, mutual growth funds in the social sector and the SK Telecom-Kakao ESG Fund. The proceeds from the bond offering were intended to refinance prior investments and new investments, and were used for the intended purpose.

[SK Broadband]

(As of June 30, 2024)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	170,000	Repayment of debt	170,000	—
Corporate bond	Series 55-2	January 22, 2024	Repayment of debt	60,000	Repayment of debt	60,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued in furtherance of “2024 Net Zero Initiative (Carbon Emissions Reduction),” which is one of the Company’s ESG goals for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, including the reduction of greenhouse gas emissions. The proceeds from the bond offering were used for the intended purpose.

24

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

(Unit: in millions of Won, except percentages)

	For the six months ended June 30, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,406,967	249,234	10.4%
Loans	143,829	41,991	29.2%
Accounts receivable – other	617,747	28,081	4.5%
Accrued income	2,197	0	—
Guarantee deposits	281,234	300	0.1%
Total	3,451,974	319,606	9.3%

(Unit: in millions of Won, except percentages)

	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%
Total	3,365,229	318,400	9.5%

(Unit: in millions of Won, except percentages)

	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	—
Guarantee deposits	280,945	300	0.1%
Total	3,551,447	325,003	9.2%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Beginning balance	318,401	325,003	330,891
Effect of change in accounting policy	—	—	—
Increase of loss allowance	26,858	43,162	30,064
Reversal of loss allowance	—	—	—
Write-offs	(25,653)	(49,764)	(35,955)
Other	—	—	3
Ending balance	319,606	318,400	325,003

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

25

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of June 30, 2024
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,150,049	61,843	154,338	40,737	2,406,967
Percentage	89.3%	2.6%	6.4%	1.7%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Merchandise	169,180	166,614	151,303
Goods in transit	—	—	—
Other inventories	43,996	13,195	15,052
Total	213,176	179,809	166,355
Percentage of inventories to total assets [Inventories / Total assets]	0.72%	0.60%	0.53%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	6.30	7.32	6.84

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

26

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	Apr. 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

27

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

28

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

29

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 15, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

30

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2028	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

31

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	April 12, 2023	April 10, 2026	80,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	April 12, 2023	April 12, 2028	200,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	April 12, 2023	April 12, 2030	70,000	March 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	October 18, 2023	October 16, 2026	115,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	October 18, 2023	October 18, 2028	100,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	October 18, 2023	October 18, 2030	50,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	October 18, 2023	October 18, 2033	30,000	October 5, 2023	Korea Securities Finance Corp.

32

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	February 22, 2024	February 22, 2027	180,000	February 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	February 22, 2024	February 22, 2029	110,000	February 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	February 22, 2024	February 22, 2034	110,000	February 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next semi-annual business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	Mar. 2, 2023	Feb. 28, 2025	50,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	January 22, 2024	January 22, 2027	170,000	January 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	January 22, 2024	January 22, 2029	60,000	January 10, 2024	Korea Securities Finance Corp.

33

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2024

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

34

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters

Six months ended June 30, 2024	Ernst & Young Han Young	—	—	—

Year ended December 31, 2023	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
**	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Six months ended June 30, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	725	6,290
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

35

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—
Year ended December 31, 2022	—	—	—	—

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit
April 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters
July 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review
December 19, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on the 2022 financial report internal control test result; report on audit plans at the end of the period
February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2022 results of audit of financial statements; report on results of 2022 internal accounting management system audit
March 9, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2022 audit of financial statements; report on results of 2022 internal accounting management system audit
February 20, 2024	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on 2023 results of audit of financial statements; report on results of 2023 internal accounting management system audit
April 22, 2024	Company’s Audit Committee: 3 Auditor: 1	In-person	Report on 2023 Public Company Accounting Oversight Board audit results
May 22, 2024	Company’s Audit Committee: 3 Auditor: 1	In-person	Report on audit plans for 2024

36

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of nine members: three inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee, and ESG Committee.

(As of December 31, 2023)
Total number of directors	Inside directors	Non-executive director	Independent directors
9	Young Sang Ryu, Jong Ryeol Kang, Yang Seob Kim	Sung Hyung Lee	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh

*

At the 40th General Meeting of Shareholders held on March 26, 2024, Young Sang Ryu was re-elected as an inside director, Mi Kyung Noh was newly elected as an independent director/audit committee member, Sung Hyung Lee was newly elected as a non-executive director and Yang Seob Kim was newly elected as an inside director.

**	At the Board Meeting held on March 26, 2024, Young Sang Ryu was re-elected as representative director.

B.	Significant Activities of the Board of Directors

(As of June 30, 2024)
Meeting	Date	Agenda	Approval
486th (the 1st meeting of 2024)	January 19, 2024	- 2023 KPI evaluation - Post-period report on the fourth quarter of 2023	Approved as proposed -

487th (the 2nd meeting of 2024)	January 25, 2024	- Compensation of representative director - Compensation of inside director, Jong Ryeol Kang - Disposal of treasury shares	Approved as proposed Approved as proposed Approved as proposed

488th (the 3rd meeting of 2024)	February 2, 2024	- Financial statements as of and for the year ended December 31, 2023 - Annual business report for the year ended December 31, 2023	Approved as proposed Approved as proposed

489th (the 4th meeting of 2024)	February 21, 2024

-   Report of internal accounting management system

-   Convocation of the 40th General Meeting of Shareholders

-   Determination of KPIs for 2024

-   2024 donations to the Korea Fencing Federation

-   Results of evaluation of internal accounting management system

- Approved as proposed Approved as proposed Approved as proposed -

490th (the 5th meeting of 2024)	March 26, 2024

-   Election of the chairman of the Board of Directors

-   Appointment of representative director

-   Appointment of committee members

-   Appointment of compliance officer

-   Amendment to the Board of Directors Regulations

-   Transactions with SK Inc. in the second quarter of 2024

-   Donations for creation of social value

-   Results of personal credit information management and protection status inspection

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed -

491st (the 6th meeting of 2024)	April 25, 2024

-   Post-period report on the first quarter of 2024

-   Payment of operating expenses of SUPEX Council for 2024

-   Dividends for the first quarter of 2024

-   Compensation of inside director, Yang Seob Kim

-   Disposal of treasury shares

- Approved as proposed Approved as proposed Approved as proposed Approved as proposed

492nd (the 7th meeting of 2024)	May 23, 2024	- Transactions with SK Inc. for the establishment of the MNO AI Platform - Transactions with SK E&S Co., Ltd. for AI pilot service for internal knowledge information search	Approved as proposed Approved as proposed

37

Meeting	Date	Agenda	Approval
493rd (the 8th meeting of 2024)	June 27, 2024

- Contract with SK E&S Co., Ltd. for purchase of renewable energy power

- Lease agreement with SK Innovation Co., Ltd. for SK Muui Training Center

- Transactions with SK Inc. in the third quarter of 2024

Approvedas proposed Approvedas proposed Approvedas proposed

494th (the 9th meeting of 2024)	July 8, 2024	- Investment in Company S.	Approvedas proposed

495th (the 10th meeting of 2024)	July 25, 2024

- Report on the first half of 2024

- Dividends for the second quarter of 2024

- Compensation of representative director

- Compensation of inside director, Jong Ryeol Kang

- Compensation of inside director, Yang Seob Kim

- Post-period report on the second quarter of 2024

- Board of Directors operating budget for 2024 and first half of 2024 performance

- Approvedas proposed Approvedas proposed Approvedas proposed Approvedas proposed - -

*	Line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure

(a)	Independent Director Nomination Committee (as of June 30, 2024)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Sung Hyung Lee	Evaluation and management of candidates for independent directors, confirmation of list of candidates; nomination of independent directors to be elected at the General Meeting of Shareholders
*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Strategy Committee (as of June 30, 2024)

Total number of persons	Names of Member Directors	Task
9	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh, Young Sang Ryu, Sung Hyung Lee, Jong Ryeol Kang, Yang Seob Kim	Deliberation of annual management plan and discussion of mid- to long-term strategy; establishment and evaluation of KPI and material investments; enhancement of enterprise value and establishment of future and direction of the Company
*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Compensation Committee (as of June 30, 2024)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Mi Kyung Noh, Sung Hyung Lee	Management of CEO candidates; deliberation of election and re-election of CEO; review of CEO and inside director remuneration amount appropriateness
*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

38

(d)	ESG Committee (as of June 30, 2024)

Total number of persons	Names of Member Directors	Task
4	Junmo Kim, Haeyun Oh, Mi Kyung Noh, Jong Ryeol Kang	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication
*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of June 30, 2024)

Total number of persons	Names of Member Directors	Task
4	Seok-Dong Kim, Yong-Hak Kim, Mi Kyung Noh, Haeyun Oh	Review of financial statements and supervision of independent audit process, etc.
*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Haeyun Oh and Mi Kyung Noh (financial and accounting expert).

Major activities of the Audit Committee as of August 14, 2024 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2024	February 1, 2024	- Collective approval of the services provided by external auditors in 2024 - Results of first regular business audit of 2024	Approved as proposed -

The 2nd meeting of 2024	February 20, 2024

-   Operation of internal accounting management system

-   Audit results for fiscal year 2023

-   Internal accounting management system audit results for fiscal year 2023

-   Ethical management performance for fiscal year 2023 and plan for fiscal year 2024

-   Audit committee’s opinion on internal monitoring apparatus

-   Evaluation of the operational status of internal accounting management system

-   Confirmation of agenda of the 40th General Meeting of Shareholders and opinions on document investigation

-   Audit report for the 40th period

-   Contracts related to the distribution of free gifts to fixed-line clients in 2024

- - - Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2024	March 25, 2024

-   Results of 2023 first regular audit compliance evaluation

-   Contract for maintenance services of optical cables in 2024

-   Contract for maintenance services of transmission equipment in 2024

-   Board delegation of contributions to company employee welfare fund for 2024

-   Board delegation of real estate sublease transaction with SK Broadband

- Approved as proposed Approved as proposed Approved as proposed Approved as proposed

39

Meeting	Date	Agenda	Approval
The 4th meeting of 2024	April 22, 2024	- Appointment of committee chairman - PCAOB audit results for fiscal year 2023	Approved as proposed -

The 5th meeting of 2024	May 22, 2024	- Evaluation plan for management’s operation of internal accounting management system - Audit plan for fiscal year 2024	- -

The 6th meeting of 2024	June 26, 2024	- Evaluation of services provided by external auditors in fiscal year 2023	-

The 7th meeting of 2024	July 24, 2024

-   Ethical management performance for the first half of 2024 and plan for the second half of 2024

-   Review of results of external auditor’s review for the first half of 2024

-   Plan for selection of external auditor for fiscal years 2025 to 2027

Approved as proposed - -

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

 (As of June 30, 2024)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted

Implementation status	—	—	Conducted during the 40th General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 40th General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

40

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2024)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.57
Tae Won Chey	Related Person	Common share	303	0.00	303	0.00
Dong Hyun Jang	Related Person	Common share	762	0.00	762	0.00
Jung Ho Park	Related Person	Common share	21,530	0.01	21,530	0.01
Young Sang Ryu	Related Person	Common share	11,974	0.01	20,309	0.01
Yong-Hak Kim	Related Person	Common share	3,358	0.00	4,923	0.00
Seok-Dong Kim	Related Person	Common share	2,785	0.00	3,763	0.00
Junmo Kim	Related Person	Common share	2,785	0.00	3,763	0.00
Haeyun Oh	Related Person	Common share	1,338	0.00	2,316	0.00
Mi Kyung Noh	Related Person	Common share	0	0.00	978	0.00
Sung Hyung Lee	Related Person	Common share	0	0.00	0	0.00
Poong Young Yoon	Related Person	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Related Person	Common share	5,758	0.00	8,823	0.00
Yang Seob Kim	Related Person	Common share	0	0.00	0	0.00
Total		Common share	65,724,963	30.03	65,738,600	30.61

*	The change in ownership ratio reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.
**

The number of shares owned and ownership ratio as of the beginning of the period account for the 3,240 shares owned by Kyu-nam Choi (former non-executive director) and Youngmin Yoon (former independent director) whose respective terms expired in March 2024.

***

The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Yang Seob Kim (executive director), Sung Hyung Lee (non-executive director) and Mi Kyung Noh (independent director), who were newly appointed in March 2024.

B.	Overview of the Largest Shareholder

As of June 30, 2024, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

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C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of June 30, 2024)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, executive director of the Company, acquired 3,484 shares.
	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.
	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.
	January 29, 2024	65,733,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.
	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)
	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2024)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.57%	—
National Pension Service	15,882,943	7.39%	—
Citibank ADR	13,690,248	6.37%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

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B.	Minority Shareholders

(As of June 30, 2024)					(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	220,343	220,352	99.9	99,148,012	212,886,342	46.6

*	Shareholders who hold less than 1% of total voting shares issued.
**	Total number of shares issued equals the total number of common shares excluding the number of treasury shares.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
Common stock	Highest	50,200	53,700	54,100	52,300	52,800	52,400
	Lowest	48.900	50,300	52,000	50,100	50,900	50,900
	Average	49,411	51,942	52,950	51,162	51,475	51,500
Daily transaction volume	Highest	489,791	1,031,204	1,174,756	641,867	1,284,378	752,600
	Lowest	188,806	298,605	271,654	254,099	344,789	344,789
Monthly transaction volume		7,609,793	11,880,394	9,302,927	8,193,592	10,838,455	9,554,077

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
Depositary receipt	Highest	21.12	22.31	22.52	21.24	21.86	21.44
	Lowest	20.18	21.05	21.56	19.94	20.44	20.60
	Average	20.65	21.62	22.04	20.62	21.14	20.95
Daily transaction volume	Highest	1,110,700	863,100	537,500	487,900	453,700	581,800
	Lowest	201,100	153,600	148,600	148,000	121,900	109,300
Monthly transaction volume		8,632,000	5,948,000	4,535,700	6,276,500	5,676,400	5,621,400

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of June 30, 2024)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2023	Average wage per person

		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,364	—	114	—	4,478	14.4	424,677	94
—	Female	1,067	—	196	—	1,263	8.4	79,939	60
Total		5,431	—	310	—	5,741	13.1	504,615	86

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B.	Compensation of Unregistered Officers

(As of June 30, 2024)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the first six months of 2023	Average wage per person
113	49,706	440

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of June 30, 2024)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	9	10,000

B.	Amount Paid

(1) Total Amount

(As of June 30, 2024)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
9	4,230	529	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

(2) Amount by Classification

(As of June 30, 2024)				(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	4	3,723	1,241	—
Independent Directors (Excluding Audit Committee Members)	1	100	100	—
Audit Committee Members	4	407	102	—
Auditor	—	—	—	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

(As of June 30, 2024)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	2,380	26,555 PSUs
Jong Ryeol Kang	Inside Director	1,114	5,311 PSUs

*

Young Sang Ryu and Jong Ryeol Kang, two of the registered directors, were granted performance stock units (“PSUs”) pursuant to the Company’s equity compensation plan in consideration of their short- and long-term achievements. See “VIII. Employees and Directors — 4. Stock Options Granted and Exercised — C. Equity Compensation Plans” for additional details on the PSUs.

44

B.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 2,380 million • Salary: Won 700 million • Bonus: Won 1,640 million • Stock option exercised: Won 17 million • Other earned income: Won 23 million

Jong Ryeol Kang	Total remuneration: Won 1,114 million • Salary: Won 350 million • Bonus: Won 754 million • Other earned income: Won 10 million

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

(As of June 30, 2024)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	2,380	26,555 PSUs
Yong Hun Kim	Head of AI Service Business Division	1,350	2,360 PSUs
Jong Ryeol Kang	Inside Director	1,114	5,311 PSUs
Yong-Seop Yum	Head of SK Research Institute	956	—
Ki Yoon Lee	Vice President	896	2,360 PSUs

*

Yong Hun Kim, Jong Ryeol Kang and Ki Yoon Lee were granted PSUs pursuant to the Company’s equity compensation plan in consideration of their short- and long-term achievements. See “VIII. Employees and Directors — 4. Stock Options Granted and Exercised — C. Equity Compensation Plans” for additional details on the PSUs.

D.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 2,380 million • Salary: Won 700 million • Bonus: Won 1,640 million • Stock option exercised: Won 17 million • Other earned income: Won 23 million

Yong Hun Kim	Total remuneration: Won 1,350 million • Salary: Won 212 million • Bonus: Won 1,136 million • Other earned income: Won 2 million

Jong Ryeol Kang	Total remuneration: Won 1,114 million • Salary: Won 350 million • Bonus: Won 754 million • Other earned income: Won 10 million

Yong-Seop Yum	Total remuneration: Won 956 million • Salary: Won 413 million • Bonus: Won 543 million • Other earned income: —

Ki Yoon Lee	Total remuneration: Won 896 million • Salary: Won 197 million • Bonus: Won 694 million • Other earned income: Won 5 million

45

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2024)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors (Excluding Independent Directors and Audit Committee Members)	2	(287,244,658)	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	15	472,374,011	Includes executive officers of affiliates
Total	17	185,129,353	—

B.	Stock Options Granted and Exercised

(As of June 30, 2024)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	5,265	5,265	—	5,265	—	—	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	295,275	—	196,850	—	196,850	98,425	March 26, 2025 – March 25, 2029	56,860
Jong Ryeol Kang	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	6,219	—	—	—	—	6,219	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	7,136	—	—	—	—	7,136	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	21,743	—	—	—	—	21,743	March 26, 2024 – March 25, 2027	56,860

46

Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,375	—	—	—	—	5,375	March 26, 2023 – March 25, 2026	50,276
Dong Hwan Cho	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,697	—	—	—	—	8,697	March 26, 2024 – March 25, 2027	56,860
HyunA Lee	Other	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
HyunA Lee	Other	March 25, 2021	Issuance of treasury stock, cash settlement	8,746	—	—	—	—	8,746	March 26, 2023 – March 25, 2026	50,276
HyunA Lee	Other	March 25, 2022	Issuance of treasury stock, cash settlement	12,884	—	12,884	—	12,884	—	March 26, 2024 – March 25, 2027	56,860
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Yong Joo Park	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,334	—	—	—	—	10,334	March 26, 2024 – March 25, 2027	56,860
Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860
Jung Whan Ahn	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Jung Ho Park	Officer of Affiliate	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	67,320	—	67,320	—	March 25, 2021 – March 24, 2024	57,562
Jung Ho Park	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	337,408	—	—	—	—	337,408	March 27, 2023 – March 26, 2027	38,452
Myung Jin Han	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2027	50,276
Myung Jin Han	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2023 – March 25, 2027	56,860
Hyoung Il Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,749	—	4,749	—	4,749	—	February 23, 2021 – February 22, 2024	53,052

47

Hyoung Il Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,955	—	—	—	—	5,955	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	11,418	—	—	—	—	11,418	March 26, 2023 – March 25, 2026	50,276
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,157	4,157	—	4,157	—	—	February 23, 2021 – February 22, 2024	53,052
Seong Ho Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,028	—	—	—	—	5,028	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	5,830	—	—	—	—	5,830	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	9,341	—	—	—	—	9,341	March 26, 2024 – March 25, 2027	56,860
Jin Won Kim	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Sang Kyu Shin	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,646	4,646	—	4,646	—	—	March 26, 2023 – March 25, 2026	50,276
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276

*	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.
**	Other: HyunA Lee, management consultant

C.	Equity Compensation Plans

(1) PSUs

Since 2023, the Company has been granting PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which will be settled out of the Company’s treasury shares, will be determined based on the achievement levels of such targets subject to approval by the Board of Directors.

48

PSUs ranging between 0% and 100% of a grantee’s annual salary is initially granted, and such units are converted into shares ranging between 0% and 200% of the grantee’s annual salary at the time of the PSU grant after a three-year vesting period based on the rates of increase in the Company’s share price and the KOSPI 200 Index. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements if the share price increases by more than 100% and such increase has outpaced the increase in the KOSPI 200 Index by more than 50%. The validity of the PSUs is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were granted. The number of shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2024)
Number of grantees	2023	194
	2024	213
Number of PSUs granted	2023	228,708
	2024	243,451
Shares granted in the six months ended June 30, 2024		—
Cumulative shares granted as of June 30, 2024		—
Remaining shares to be granted		472,159

(2) Stock Appreciation Rights (“SARs”)

In 2021 and 2022, the Company granted SARs to certain of its executive officers as equity compensation following approval by the Board of Directors.

SARs entitle the grantee to receive in cash the product of (a) the difference between the base share price at the time of grant and the base share price after a three-year vesting period and (b) the number of shares of the Company’s common stock equal to 100% of a grantee’s annual salary.

If the grantee’s employment with the Company is terminated within two years of the grant date, no such payment is made. If a grantee’s employment with the Company is terminated at a date between two and three years after the grant date, settlement is made based on the share price on the termination date. The maximum payout is capped at 100% of the grantee’s annual salary at the time of grant.

(As of June 30, 2024)
Number of grantees	2022	72
Number of SARs granted	2022	338,525
Shares granted in the six months ended June 30, 2024		—
Cumulative shares granted as of June 30, 2024		—
Remaining shares to be granted		— (to be paid out in cash)

(3) Shareholder Participation Program

Since 2021, pursuant to Article 342 of the Korean Commercial Code, the Company has been operating the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance the Company’s enterprise value.

All of the Company’s employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which the Company grants treasury shares equal to a portion of a participating employee’s bonus, upon individual application. The grant of treasury shares is subject to resolution by the Board of Directors.

The participating employee must be employed with the Company at the time of actual grant and there is no transfer restriction period. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

49

(As of June 30, 2024)
Number of grantees	2022	2,005
	2023	1,863
	2024	1,743
Number of shares granted	2022	413,080
	2023	434,088
	2024	498,135
Shares granted in the six months ended June 30, 2024		498,135
Cumulative shares granted as of June 30, 2024		1,345,303
Remaining shares to be granted		—

(4) Stock Grant

Since 2022, the Company has been granting portions of its independent directors’ remuneration in the form of shares in order to align the interests of the Board of Directors and shareholders. The grant of shares is subject to resolution by the Board of Directors.

The number of shares granted, which is in the form of treasury shares, is based on the independent director’s role and responsibility and the Company’s director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2024)
Number of grantees	2022	5
	2023	5
	2024	5
Number of shares granted	2022	5,984
	2023	6,999
	2024	5,477
Shares granted in the six months ended June 30, 2024		5,477
Cumulative shares granted as of June 30, 2024		18,460
Remaining shares to be granted		—

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IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of June 30, 2024)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK telecom Americas, Inc.	Subsidiary	Shares	5,498	5,878	—	11,376	Additional acquisition
Atlas Investment	Subsidiary	Shares	193,661	40,462	—	234,123	Additional acquisition
Quantum Innovation No. 1 Private Equity Partnership	Subsidiary	Shares	1,297	—	(1,079)	218	Partial Recovery

3.	Transactions with the Largest Shareholder and Related Parties

(As of June 30, 2024)					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Subsidiary	Purchase	January 1, 2024 – June 30, 2024	Marketing fees, etc.	605,458

4.	Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2024)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	69,621	52,987	62,540	60,068	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions.

51

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2.	Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of June 30, 2024, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of June 30, 2024, there were 19 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,485 million).

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of June 30, 2024, SK Broadband has entered into revolving credit facilities with a limit of Won 170.1 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,228 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of June 30, 2024, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	27,465
Korea Content Financial Cooperative	Contract performance guarantee	45,593

[PS&Marketing]

As of June 30, 2024, PS&Marketing has been provided with the following material payment guarantees by other parties.

52

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	601

[SK Telink]

As of June 30, 2024, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)

Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	261	Contract guarantee

As of June 30, 2024, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	730

[Home&Service]

As of June 30, 2024, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees	49

[SK M&Service]

As of June 30, 2024, SK M&Service has entered into the following credit facilities with financial institutions.

(Unit: in billions of Won)

Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of June 30, 2024, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 36 other companies	Transaction performance guarantee	2,294
SK Energy	Transaction performance guarantee	700

[SK O&S]

As of June 30, 2024, SK O&S has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

53

[SK Stoa]

As of June 30, 2024, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,280
Kookmin Bank	Revolving credit	18,000

[SAPEON Korea]

As of June 30, 2024, SAPEON Korea has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)

Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees, warranties and contract guarantees	604

3. Status of Sanctions, etc.

[SK Telecom]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Aug. 2, 2023	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2023-107) - Correctional order (prohibition order against future actions and public announcement order) - Fine of Won 16,829 million	Inappropriate advertising practice relating to promotion of transmission speed of wireless services that may mislead consumers (Article 3-1 of the Act on Fair Labeling and Advertising)	Filed an administrative appeal seeking cancellation of administrative disposition	Notwithstanding the appeal, strengthen compliance activities related to advertising practices

Jan. 29, 2024	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2024-031) - Correctional order (prohibition order against future actions) - Fine of Won 1,428 million	Collusion by four companies including SK Telecom and its subsidiary SK O&S in the bidding price or standard price during negotiations on costs for renting locations that house their base stations (Former Article 19-1(1) of the MRFTA)	Decision confirmed; payment of fine completed	Strengthen compliance activities, including collusion prevention training

54

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 15, 2022	KCC	SK Telecom

Decision of 29th KCC Meeting of 2022

-  Cessation of violating activities

-  Announcement of correctional order

-  Improvement of operating procedures including fixed-line and wireless gift management system

-  Establishment and submission of recurrence prevention plan

-  Fine of Won 632 million

				Unreasonably discriminatory practice based on subscription type and rate plan in providing gifts with values that are over or below 15% of the applicable limit in the Company’s sales of Internet-bundled plans (Article 50 of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 4 of Standards for Unfair User Discrimination in Providing Economic Benefits)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved fixed-line and wireless network gift registration system and service application process

Dec. 20, 2022	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2021 to MSIT with mandated revisions); Fine of Won 135 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2021, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2021 (Jan. 3, 2023); paid the fine (Jan. 10, 2023)	Improve business procedures to prevent errors

Dec. 28, 2023	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2022 to MSIT with mandated revisions); Fine of Won 134 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2022, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve business procedures to prevent errors

55

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 22, 2024	KCC	SK Telecom

Decision of 26th KCC Meeting of 2024

-  Cessation of violating activities

-  Announcement of correctional order

-  Improvement of business procedures including strengthening management of broadcasting and telecommunications bundled products, and employee training

-  Submission of operating procedures plan and report on compliance with correctional order

-  Fine of Won 420 million

				False, exaggerated and deceptive advertising during the course of selling Internet and bundled services including advertising products as free and omitting specific conditions of use, which could mislead consumers about important information relating to the bundled products and discounts. (Article 50-1(5) of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 3-1 of Standards for Prohibited Bundled Sales Practices)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved operating procedures through clarifying responsible personnel, self-monitoring, strengthening of penalties for distributors and employee training

[SK Broadband]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

None.

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 30, 2022	KCC	SK Broadband	Correctional order; Fine of Won 1.093 billion	Won 1.093 billion	Discriminatory practice in providing gifts to the Company’s users as part of its telecommunication bundle products (Article 50-1 of the Telecommunications Business Act and Article 42-1 of Enforcement Decree)	Submitted implementation plan; paid the fine (July 19)	Improve procedures; public announcement of correctional order

56

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 20, 2022	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2021 to MSIT with mandated revisions); Fine of Won 97 million	Won 97 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2021, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2021 (Jan. 3, 2023); paid the fine (Jan. 10, 2023)	Improve business procedures to prevent errors

Jan. 20, 2023	KCC; Communication office of the KCC	SK Broadband	Fine of Won 3.75 million	Won 3.75 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising information against the recipient’s express refusal (Article 50-2 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the reduced amount of the fine (Won 3 million)	Improve relevant business procedures

Apr. 21, 2023	MSIT	SK Broadband	Fine of Won 5 million	Won 5 million	Violated the Act on Internet Multimedia Broadcasting Service by providing Internet multimedia broadcasting services without reporting changes to the terms and conditions (Article 15-1 of the Act on Internet Multimedia Broadcasting Service)	Paid the reduced amount of the fine (Won 4 million)	Improve relevant business procedures

57

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jul. 12, 2023	Personal Information Protection Commission	SK Broadband	Fine of Won 1 million	Won 1 million	Negligence in the delegation and subcontracting of personal information processing tasks while outsourcing tasks related to the SK Competency Test (insufficient details in delegation documentation) (Article 26-1 of the Personal Information Protection Act)	Paid the reduced amount of the fine (Won 0.8 million)	Improve relevant business procedures

Dec. 28, 2023	MSIT	SK Broadband	Correctional order; Fine of Won 78 million	Won 78 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve relevant business procedures to prevent errors

Feb. 27, 2024	KCC; Communication office of the KCC	SK Broadband	Fine of Won 7.5 million	Won 7.5 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising while omitting required information (Article 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the 20% reduced amount of the fine (Won 6 million)	Improve relevant business procedures

May 22, 2024	KCC	SK Broadband	Correctional order; Fine of Won 314 million	Won 314 million	Violated users’ rights through false, exaggerated and deceptive advertising of broadcasting and telecommunications bundled services (Article 50-1(5) of the Telecommunications Business Act )	Submitted implementation plan; paid the fine	Improve procedures; public announcement of correctional order

[SAPEON Korea]

A. Sanctions by Investigative or Juridical Agencies

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 29, 2023	Suwon District Court	SAPEON Korea	Fine of Won 30,000	Violation of the Korean Commercial Code by failing to register two directors who took office in March 2023 on a timely basis	Paid the fine	Improve relevant business procedures

58

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Oct. 12, 2023	KFTC	SAPEON Korea	Decision of KFTC (No. 2023-2180) - Fine of Won 6.4 million	Resolved on contribution to the employee welfare fund at a board of directors meeting, and reported such decision 67 days past the filing deadline and incorrectly disclosed the attendance of independent directors (Article 27 of the MRFTA)	Trial decision confirmed; paid the fine	Improve related business procedures

(3) Sanctions by Tax Authorities

None

(4) Sanctions by Other Administrative or Public Institutions

None

4. Material Events Subsequent to the Reporting Period

(1) On July 25, 2024, the Board of Directors approved the interim dividend as follows:

Classification	Content
Dividend Amount	Cash dividend of Won 830 per share (Total: Won 176,696 million)

Dividend Return Rate (based on market price)	1.6%

Dividend Record Date	June 30, 2024

Dividend Payment Date	In accordance with Article 165-12-3 of the Financial Investment Services and Capital Markets Act, by August 14, 2024

(2) Capital reduction with consideration of Home&Service

On July 5, 2024, the board of directors and the shareholders of Home&Service approved the capital reduction with consideration. The capital reduction will be achieved by acquiring 2,770,000 common shares of Home&Service held by SK Broadband (at Won 7,237 per share) and immediately cancelling such shares. In consideration of the capital reduction, Won 20,046 million will be paid to SK Broadband. Such transaction will not result in a change in SK Broadband’s ownership interest in Home&Service (100%) while the number of shares owned will decrease from 9,200,000 shares to 6,430,000 shares.

59

The details of the capital reduction are as follows:

Classification	Content
Share Class and Amount	2,770,000 common shares of Home&Services

Method	Capital reduction with consideration

Record Date	August 9, 2024

Period for Submission of Old Shares and Creditor Objections	July 8, 2024 to August 8, 2024

60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung

(Signature)
Name:	Heejun Chung
Title:	Senior Vice President

Date: September 10, 2024

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For each of the six-month periods ended June 30, 2024 and 2023

(with the independent auditor’s review report)

Report on review of interim consolidated financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of June 30, 2024, and the related interim consolidated statements of income, interim consolidated statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2024 and 2023, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for each of the six-month periods ended June 30, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 6, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023 presented for comparative purposes is not different, in all material respects, from the above audited consolidated statement of financial position.

August 12, 2024

This report is effective as of August 12, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

The accompanying interim consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note	June 30, 2024 (Unaudited)		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,573,533	1,454,978
Short-term financial instruments	28,29		219,874	294,934
Accounts receivable – trade, net	5,28,29,30		2,144,367	1,978,532
Short-term loans, net	5,28,29,30		68,877	78,129
Accounts receivable – other, net	5,28,29,30,31		314,914	344,350
Contract assets	7,29		90,500	89,934
Prepaid expenses	6		1,978,358	1,953,769
Prepaid income taxes	26		85	161
Derivative financial assets	28,29		94,464	8,974
Inventories, net	8		213,176	179,809
Non-current assets held for sale	34		5,842	10,515
Advanced payments and others	5,28,29,30		162,471	191,517

			6,866,461	6,585,602

Non-Current Assets:
Long-term financial instruments	28,29		375	375
Long-term investment securities	9,28,29		1,686,980	1,679,384
Investments in associates and joint ventures	10		2,016,504	1,915,012
Investment property, net	12		31,961	34,812
Property and equipment, net	11,13,30,31		12,330,177	13,006,196
Goodwill			2,075,009	2,075,009
Intangible assets, net	14		2,523,503	2,861,137
Long-term contract assets	7,29		46,024	39,837
Long-term loans, net	5,28,29,30		32,961	30,455
Long-term accounts receivable – other, net	5,28,29,30,31		274,752	312,531
Long-term prepaid expenses	6		1,107,139	1,086,107
Guarantee deposits, net	5,28,29,30		162,298	156,863
Long-term derivative financial assets	28,29		140,818	139,560
Deferred tax assets	26		14,970	11,609
Defined benefit assets	18		126,745	170,737
Other non-current assets	5,28,29		15,076	14,001

			22,585,292	23,533,625

Total Assets		~~W~~	29,451,753	30,119,227

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note	June 30, 2024 (Unaudited)		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	92,840	139,876
Accounts payable – other	28,29,30		1,320,770	1,913,006
Withholdings	28,29,30		973,414	802,506
Contract liabilities	7		169,952	155,576
Accrued expenses	28,29		1,355,494	1,439,786
Income tax payable	26		184,312	142,496
Provisions	17,33		42,692	38,255
Current portion of long-term debt, net	15,28,29		2,197,173	1,621,844
Current portion of long-term payables – other	16,28,29		364,568	367,770
Lease liabilities	28,29,30		374,918	372,826
Liabilities held for sale			—	39

			7,076,133	6,993,980

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		6,591,337	7,106,299
Long-term borrowings, excluding current portion, net	15,28,29		109,344	315,578
Long-term payables – other	16,28,29		535,559	892,683
Long-term lease liabilities	28,29,30		1,169,361	1,238,607
Long-term contract liabilities	7		60,588	56,917
Defined benefit liabilities	18		152	—
Long-term derivative financial liabilities	28,29		295,876	305,088
Long-term provisions	17		81,078	83,169
Deferred tax liabilities	26		871,956	832,236
Other non-current liabilities	28,29,30		73,741	66,271

			9,788,992	10,896,848

Total Liabilities			16,865,125	17,890,828

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(11,617,820)	(11,828,644)
Retained earnings	21		22,830,460	22,799,981
Reserves	22		536,421	387,216

Equity attributable to owners of the Parent Company			11,779,554	11,389,046
Non-controlling interests			807,074	839,353

Total Shareholders’ Equity			12,586,628	12,228,399

Total Liabilities and Shareholders’ Equity		~~W~~	29,451,753	30,119,227

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Income

For the three-month and six-month periods ended June 30, 2024 and 2023

(In millions of won, except for earnings per share)		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	4,30
Revenue		~~W~~	4,422,359	8,896,970	4,306,383	8,678,610

Operating expenses:	30
Labor			624,002	1,284,619	590,844	1,208,414
Commission	6		1,367,175	2,746,755	1,352,252	2,708,482
Depreciation and amortization	4		883,838	1,780,988	913,651	1,813,831
Network interconnection			169,464	346,350	167,230	339,707
Leased lines			67,384	131,704	66,921	138,929
Advertising			36,321	71,063	49,159	92,749
Rent			32,721	64,035	33,587	72,058
Cost of goods sold	8		288,509	618,814	277,266	591,457
Others	23		415,437	816,645	392,064	754,796

			3,884,851	7,860,973	3,842,974	7,720,423

Operating profit	4		537,508	1,035,997	463,409	958,187
Finance income	4,25		34,708	94,790	111,847	164,055
Finance costs	4,25		(114,317)	(235,481)	(136,462)	(261,600)
Gain relating to investments in associates and joint ventures, net	4,10		10,519	15,425	8,901	9,672
Other non-operating income	4,24		14,779	23,572	10,995	20,329
Other non-operating expenses	4,24		(5,035)	(15,396)	(8,849)	(19,904)

Profit before income tax	4		478,162	918,907	449,841	870,739
Income tax expense	26		127,988	206,793	102,084	220,481

Profit for the period		~~W~~	350,174	712,114	347,757	650,258

Attributable to:
Owners of the Parent Company		~~W~~	337,406	690,392	329,183	619,689
Non-controlling interests			12,768	21,722	18,574	30,569
Earnings per share:	27
Basic earnings per share (in won)		~~W~~	1,562	3,198	1,490	2,804
Diluted earnings per share (in won)			1,560	3,194	1,489	2,803

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2024 and 2023

(In millions of won)		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	350,174	712,114	347,757	650,258

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	18		6,005	1,375	19,603	(863)
Valuation loss on financial assets at fair value through other comprehensive income	22		(93,662)	(15,153)	(99,242)	(44,548)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		43,066	89,643	3,499	35,553
Net change in unrealized fair value of derivatives	22		556	936	(3,378)	(3,779)
Foreign currency translation differences for foreign operations	22		8,497	20,040	(1,130)	9,690

Other comprehensive income (loss) for the period, net of taxes			(35,538)	96,841	(80,648)	(3,947)

Total comprehensive income		~~W~~	314,636	808,955	267,109	646,311

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	302,624	789,610	247,163	615,062
Non-controlling interests			12,012	19,345	19,946	31,249

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)
		Attributable to owners of the Parent Company							Total Equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total	Non-controlling interests
Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income:
Profit for the period			—	—	619,689	—	619,689	30,569	650,258
Other comprehensive income (loss)	10,18,22		—	—	(1,635)	(2,992)	(4,627)	680	(3,947)

			—	—	618,054	(2,992)	615,062	31,249	646,311

Transactions with owners:
Annual dividends			—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends			—	—	(181,327)	—	(181,327)	—	(181,327)
Share option	20		—	1,131	—	—	1,131	—	1,131
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Redemption of hybrid bonds			—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds			—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	19,20		—	20,367	—	—	20,367	—	20,367
Changes in ownership in subsidiaries, etc.			—	1,490	—	—	1,490	(9,093)	(7,603)

			—	21,497	(369,677)	—	(348,180)	(59,650)	(407,830)

Balance as of June 30, 2023 (Unaudited)		~~W~~	30,493	(11,545,620)	22,712,088	388,241	11,585,202	808,475	12,393,677

Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income:
Profit for the period			—	—	690,392	—	690,392	21,722	712,114
Other comprehensive income (loss)	10,18,22		—	—	(49,987)	149,205	99,218	(2,377)	96,841

			—	—	640,405	149,205	789,610	19,345	808,955

Transactions with owners:
Annual dividends			—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends			—	—	(176,691)	—	(176,691)	—	(176,691)
Share option	20		—	181	—	—	181	392	573
Interest on hybrid bonds			—	—	(9,900)	—	(9,900)	—	(9,900)
Acquisition and disposal of treasury shares	19,20		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	19		—	200,000	(200,000)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	1,489	—	—	1,489	(1,089)	400

			—	210,824	(609,926)	—	(399,102)	(51,624)	(450,726)

Balance as of June 30, 2024 (Unaudited)		~~W~~	30,493	(11,617,820)	22,830,460	536,421	11,779,554	807,074	12,586,628

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	712,114	650,258
Adjustments for income and expenses	32		2,290,421	2,289,721
Changes in assets and liabilities related to operating activities	32		(338,656)	(300,017)

			2,663,879	2,639,962
Interest received			35,936	27,462
Dividends received			25,442	35,971
Interest paid			(201,119)	(181,095)
Income tax paid			(135,259)	(124,518)

Net cash provided by operating activities			2,388,879	2,397,782

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			76,541	—
Decrease in short-term investment securities, net			—	5,278
Collection of short-term loans			67,783	66,784
Proceeds from disposals of long-term investment securities			44,303	15,640
Proceeds from disposals of investments in associates and joint ventures			15,072	—
Proceeds from disposals of property and equipment			6,149	7,333
Proceeds from disposals of intangible assets			5,336	17
Proceeds from disposals of non-current assets held for sale			13,031	930
Collection of long-term loans			870	877
Decrease in deposits			3,775	2,359
Proceeds from settlement of derivatives			452	1,025

			233,312	100,243
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(117,537)
Increase in short-term loans			(54,289)	(66,803)
Increase in long-term loans			(7,905)	(5,439)
Acquisitions of long-term investment securities			(44,618)	(157,880)
Acquisitions of investments in associates and joint ventures			(6,040)	(12,000)
Acquisitions of property and equipment			(1,094,554)	(1,398,451)
Acquisitions of intangible assets			(23,266)	(20,035)
Increase in deposits			(3,481)	(4,268)

			(1,234,153)	(1,782,413)

Net cash used in investing activities		~~W~~	(1,000,841)	(1,682,170)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	627,405	1,323,530
Cash inflows from settlement of derivatives			—	126,000
Proceeds from issuance of hybrid bonds			—	398,509
Transactions with non-controlling shareholders			—	186

			627,405	1,848,225
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(130,000)
Repayments of long-term borrowings			(376,250)	(12,500)
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(510,000)	(1,339,000)
Payments of dividends			(450,934)	(412,833)
Redemption of hybrid bonds			—	(400,000)
Payments of interest on hybrid bonds			(9,900)	(7,383)
Repayments of lease liabilities			(172,686)	(189,078)
Acquisition of treasury shares			(15,788)	—
Cash outflow from transactions with the non-controlling shareholders			(2,271)	—

			(1,906,979)	(2,891,039)

Net cash used in financing activities			(1,279,574)	(1,042,814)

Net increase (decrease) in cash and cash equivalents			108,464	(327,202)
Cash and cash equivalents at beginning of the period			1,454,978	1,882,291
Effects of exchange rate changes on cash and cash equivalents			10,091	2,896

Cash and cash equivalents at end of the period		~~W~~	1,573,533	1,557,985

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of June 30, 2024, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	15,882,943	7.39
Institutional investors and other shareholders	127,488,515	59.36
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of June 30, 2024 and December 31, 2023 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	June. 30, 2024	Dec. 31, 2023
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*2)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	The condensed financial information of significant consolidated subsidiaries as of and for the six-month period ended June 30, 2024 is as follows:

(In millions of won)	As of June 30, 2024				For the six-month period ended June 30, 2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	204,535	60,523	144,012	165,661	10,182
SK Broadband Co., Ltd.		6,524,533	3,496,203	3,028,330	2,186,551	113,842
PS&Marketing Corporation		401,151	171,728	229,423	650,839	1,766
SERVICE ACE Co., Ltd.		73,510	45,102	28,408	97,472	2,709
SERVICE TOP Co., Ltd.		57,456	38,758	18,698	84,866	930
SK O&S Co., Ltd.		110,984	68,000	42,984	146,736	807
Home & Service Co., Ltd.		161,404	101,796	59,608	244,754	6,485
SK stoa Co., Ltd.		102,296	42,110	60,186	148,946	3,426
SK m&service Co., Ltd.		164,775	100,321	64,454	117,607	990

2)	The condensed financial information of significant consolidated subsidiaries as of December 31, 2023 and for the six-month period ended June 30, 2023 is as follows:

(In millions of won)	As of December 31, 2023				For the six-month period ended June 30, 2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	213,920	65,049	148,871	156,952	11,591
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	2,131,612	111,143
PS&Marketing Corporation		451,549	224,042	227,507	626,766	1,257
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	100,984	2,880
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	93,008	3,927
SK O&S Co., Ltd.		140,942	98,346	42,596	138,758	835
Home & Service Co., Ltd.		165,667	112,025	53,642	239,251	1,969
SK stoa Co., Ltd.		94,041	37,253	56,788	149,800	(482)
SK m&service Co., Ltd.		153,660	88,195	65,465	125,673	1,689

(4)	Changes in subsidiaries

There was no subsidiary newly included or excluded in the interim consolidated financial statements for the six-month period ended June 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.5

	As of June 30, 2024
Current assets	~~W~~	1,598,498
Non-current assets		5,086,510
Current liabilities		(1,489,554)
Non-current liabilities		(2,080,862)
Net assets		3,114,592
Carrying amount of non-controlling interests		795,663

	For the six-month period ended June 30, 2024
Revenue	~~W~~	2,182,925
Profit for the period		116,230
Total comprehensive income		111,215
Profit attributable to non-controlling interests		29,644

Net cash provided by operating activities	~~W~~	638,950
Net cash used in investing activities		(236,449)
Net cash used in financing activities		(202,124)
Effects of exchange rate changes on cash and cash equivalents		465
Net increase in cash and cash equivalents		200,842

Dividends paid to non-controlling interests for the six-month period ended June 30, 2024	~~W~~	50,927

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of material non-controlling interests of the Group as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	For the six-month period ended June 30, 2023
Revenue	~~W~~	2,129,782
Profit for the period		108,673
Total comprehensive income		105,667
Profit attributable to non-controlling interests		27,230

Net cash provided by operating activities	~~W~~	660,510
Net cash used in investing activities		(599,535)
Net cash provided by financing activities		134,369
Effects of exchange rate changes on cash and cash equivalents		(136)
Net increase in cash and cash equivalents		195,208

Dividends paid to non-controlling interests for the six-month period ended June 30, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2023. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in Note 29.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023, except for the adoption of new and revised KIFRS applied from January 1, 2024, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2024, initially, but these amended standards are not expected to have a material impact on the Group’s interim consolidated financial statements.

-	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)

-	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

-	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

-	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	The segment information for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,360,121	2,605,669	294,468	10,260,258	(1,363,288)	8,896,970
Inter-segment revenue		745,997	587,582	29,709	1,363,288	(1,363,288)	—
External revenue		6,614,124	2,018,087	264,759	8,896,970	—	8,896,970
Depreciation and amortization		1,345,279	485,326	13,002	1,843,607	(62,619)	1,780,988
Operating profit (loss)		895,342	173,089	(30,021)	1,038,410	(2,413)	1,035,997
Finance income and costs, net							(140,691)
Gain relating to investments in associates and joint ventures, net							15,425
Other non-operating income and expense, net							8,176

Profit before income tax							918,907

(In millions of won)
	For the six-month period ended June 30, 2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,195,999	2,534,782	300,592	10,031,373	(1,352,763)	8,678,610
Inter-segment revenue		743,706	587,166	21,891	1,352,763	(1,352,763)	—
External revenue		6,452,293	1,947,616	278,701	8,678,610	—	8,678,610
Depreciation and amortization		1,375,413	485,964	12,224	1,873,601	(59,770)	1,813,831
Operating profit (loss)		804,936	170,838	(16,703)	959,071	(884)	958,187
Finance income and costs, net							(97,545)
Gain relating to investments in associates and joint ventures, net							9,672
Other non-operating income and expense, net							425

Profit before income tax							870,739

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

4.	Operating Segments, Continued

(1)	The segment information for the six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the six-month periods ended June 30, 2024 and 2023.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the six-month period ended
		June 30, 2024		June 30, 2023
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	500,867	440,285
Fixed-line telecommunication revenue	Goods and others		34,792	55,208
Other revenue	Others(*2)		226,989	230,735

			762,648	726,228

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		5,204,647	5,131,882
	Cellular interconnection		214,394	220,710
	Other(*4)		694,216	659,416
Fixed-line telecommunication revenue	Fixed-line service		79,921	64,802
	Cellular interconnection		8,145	8,440
	Internet Protocol Television(*5)		911,624	913,078
	International calls		105,438	96,799
	Internet service and miscellaneous(*6)		878,167	809,289
Other revenue	Miscellaneous(*2)		37,770	47,966

			8,134,322	7,952,382

		~~W~~	8,896,970	8,678,610

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,393,598	(249,231)	2,144,367
Short-term loans		69,476	(599)	68,877
Accounts receivable – other(*)		341,117	(26,203)	314,914
Accrued income		2,197	—	2,197
Guarantee deposits (Other current assets)		118,636	—	118,636

		2,925,024	(276,033)	2,648,991
Non-current assets:
Long-term loans		74,353	(41,392)	32,961
Long-term accounts receivable – other(*)		276,630	(1,878)	274,752
Guarantee deposits		162,598	(300)	162,298
Long-term accounts receivable – trade (Other non-current assets)		13,369	(3)	13,366

		526,950	(43,573)	483,377

	~~W~~	3,451,974	(319,606)	3,132,368

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2024 include ~~W~~217,765 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	~~W~~	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2024
Accounts receivable – trade	~~W~~	242,737	24,528	(22,461)	4,430	249,234
Accounts receivable – other, etc.		75,663	2,330	(8,343)	722	70,372

	~~W~~	318,400	26,858	(30,804)	5,152	319,606

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2023
Accounts receivable – trade	~~W~~	234,923	19,658	(17,295)	5,281	242,567
Accounts receivable – other, etc.		90,079	2,661	(4,297)	1,960	90,403

	~~W~~	325,002	22,319	(21,592)	7,241	332,970

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,893,462	1,882,296
Others		84,896	71,473

	~~W~~	1,978,358	1,953,769

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,029,068	1,022,813
Others		78,071	63,294

	~~W~~	1,107,139	1,086,107

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized as an asset for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization and impairment losses recognized	~~W~~	618,555	1,237,952	621,309	1,247,556

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	136,524	129,771
Contract liabilities:
Wireless service contracts		20,557	19,149
Customer loyalty programs		5,795	7,164
Fixed-line service contracts		149,696	146,106
Others		54,492	40,074

	~~W~~	230,540	212,493

(2)

The amounts of revenue recognized for the six-month periods ended June 30, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~62,590 million and ~~W~~78,110 million, respectively.

8.	Inventories

(1)	Details of inventories as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	176,178	(6,998)	169,180	174,255	(7,641)	166,614
Supplies		43,996	—	43,996	13,195	—	13,195

	~~W~~	220,174	(6,998)	213,176	187,450	(7,641)	179,809

(2)

Inventories recognized as operating expenses for the six-month periods ended June 30, 2024 and 2023 are ~~W~~617,723 million and ~~W~~591,457 million, respectively, which are included in cost of goods sold. In addition, reversal of valuation losses on inventories and valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~643 million and ~~W~~2,338 million for the six-month periods ended June 30, 2024 and 2023, respectively. Write-down included in other operating expenses for the six-month period ended June 30, 2024 is ~~W~~34 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

9.	Long-Term Investment Securities

Details	of long-term investment securities as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Category	June 30, 2024		December 31, 2023
Equity instruments	FVOCI(*)	~~W~~	1,540,936	1,398,734
	FVTPL		8	8

			1,540,944	1,398,742
Debt instruments	FVTPL		146,036	280,642

			146,036	280,642

		~~W~~	1,686,980	1,679,384

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of June 30, 2024 and December 31, 2023 are ~~W~~1,540,936 million and ~~W~~1,398,734 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)		June 30, 2024			December 31, 2023
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	951,780	27.3	~~W~~	896,990
Korea IT Fund(*1)	Korea	63.3		339,371	63.3		336,404
UniSK	China	49.0		23,635	49.0		22,285
SK Technology Innovation Company	Cayman Islands	49.0		77,575	49.0		70,409
SK MENA Investment B.V.	Netherlands	32.1		16,395	32.1		14,872
SK Latin America Investment S.A.	Spain	32.1		13,823	32.1		14,607
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		379,666	20.0		355,282
Citadel Pacific Telecom Holdings, LLC(*2)	USA	15.0		49,843	15.0		45,901
SM Culture & Contents Co., Ltd. (*3)	Korea	22.8		39,133	22.8		41,578
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		14,965	27.3		14,344
Home Choice Corp.(*2)	Korea	17.8		3,175	17.8		3,215
Konan Technology Inc.	Korea	20.7		4,169	20.7		6,349
CMES Inc.(*2,4)	Korea	8.4		5,222	7.7		900
SK telecom Japan Inc.	Japan	33.0		1,239	33.0		1,239
12CM JAPAN and others(*2,5,6,7)	—	—		87,122	—		81,142

			~~W~~	2,007,113		~~W~~	1,905,517

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*8)	Korea	48.2		9,391	48.2		9,495

				9,391			9,495

			~~W~~	2,016,504		~~W~~	1,915,012

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2024 and December 31, 2023 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized an impairment loss of ~~W~~18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*4)

The Group additionally acquired ~~W~~8,984 million of shares by exercising the conversion right of the redeemable convertible preference shares, and disposed of a portion of shares for ~~W~~14,872 million in cash, from which it recognized ~~W~~10,476 million of gain on disposal of such investments in associates for the six-month period ended June 30, 2024. The ownership interest of the Group increased from 7.7% to 8.4% due to the acquisition and disposal of shares.

(*5)

The Group additionally contributed ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA, Inc.) for the six-month period ended June 30, 2024, and the ownership interest of the Group has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*6)	The Group disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash for the six-month period ended June 30, 2024.
(*7)	The Group additionally contributed ~~W~~162 million of investment in SK VENTURE CAPITAL, LLC in cash for the six-month period ended June 30, 2024, but there is no change in the ownership interest.
(*8)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market values of investments in listed associates as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,846	22,033,898	40,675	1,887	22,033,898	41,578
Konan Technology Inc.		20,600	2,359,160	48,599	32,600	2,359,160	76,909

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	As of June 30, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	133,839	1,435,666	391,881
Non-current assets		402,009	2,068,884	3,132,230
Current liabilities		—	45,785	569,815
Non-current liabilities		—	269,985	13,784

	For the six-month period ended June 30, 2024
Revenue	~~W~~	14,380	31,668	25,817
Profit (loss) for the period		1,736	27,779	(12,815)
Other comprehensive income (loss)		10,929	(20,799)	859
Total comprehensive income (loss)		12,665	6,980	(11,956)

(In millions of won)
	As of December 31, 2023
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	For the six-month period ended June 30, 2023
Revenue	~~W~~	15,474	34,514	26,849
Profit (loss) for the period		3,368	15,553	(18,115)
Other comprehensive income (loss)		4,318	(32,346)	2,439
Total comprehensive income (loss)		7,686	(16,793)	(15,676)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of the financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	535,848	63.3	339,371	—	339,371
SK China Company Ltd.		3,188,780	27.3	869,619	82,161	951,780
SK South East Asia Investment Pte. Ltd.(*)		1,898,332	20.0	379,666	—	379,666

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	1,782	53,008	—	951,780
Korea IT Fund(*1)		336,404	—	1,099	6,922	(5,054)	339,371
UniSK		22,285	—	(56)	1,406	—	23,635
SK Technology Innovation Company		70,409	—	1,667	5,499	—	77,575
SK MENA Investment B.V.		14,872	—	381	1,142	—	16,395
SK Latin America Investment S.A.		14,607	—	(1,365)	581	—	13,823
SK South East Asia Investment Pte. Ltd.		355,282	—	(326)	24,710	—	379,666
Citadel Pacific Telecom Holdings, LLC		45,901	—	(588)	4,530	—	49,843
SM Culture & Contents Co., Ltd.		41,578	—	(2,289)	(156)	—	39,133
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	757	—	(136)	14,965
Home Choice Corp.		3,215	—	(40)	—	—	3,175
Konan Technology Inc.		6,349	—	(2,180)	—	—	4,169
CMES Inc.		900	(4,396)	(266)	—	8,984	5,222
SK telecom Japan Inc.		1,239	—	—	—	—	1,239
12CM JAPAN and others(*1,2)		81,142	5,673	3,372	(2,665)	(400)	87,122

		1,905,517	1,277	1,948	94,977	3,394	2,007,113
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(104)	—	—	9,391

		9,495	—	(104)	—	—	9,391

	~~W~~	1,915,012	1,277	1,844	94,977	3,394	2,016,504

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2024.
(*2)

The acquisition for the six-month period ended June 30, 2024 includes ~~W~~5,878 million of investment in SK AMERICAS Inc. (formerly, SK USA, Inc.) and ~~W~~162 million of investment in SK VENTURE CAPITAL, LLC. The disposal for the six-month period ended June 30, 2024 includes a portion of shares in SK AMERICAS Inc. (formerly, SK USA, Inc.) for ~~W~~167 million and a portion of Start-up Win-Win Fund for ~~W~~200 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

(In millions of won)	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	4,926	16,772	—	901,225
Korea IT Fund(*1)		324,860	—	2,133	2,735	(2,165)	327,563
UniSK(*1)		20,839	—	906	145	(735)	21,155
SK Technology Innovation Company		69,375	—	665	2,500	—	72,540
SK MENA Investment B.V.		14,296	—	433	510	—	15,239
SK Latin America Investment S.A.		11,961	—	217	656	—	12,834
SK South East Asia Investment Pte. Ltd.		357,537	—	(1,533)	13,025	—	369,029
Citadel Pacific Telecom Holdings, LLC(*1)		48,542	—	1,372	1,203	(3,965)	47,152
SM Culture & Contents Co., Ltd.		59,611	(55)	166	474	—	60,196
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	443	—	(136)	13,882
Home Choice Corp.		4,456	—	(1,337)	—	—	3,119
Konan Technology Inc.		8,366	—	(1,288)	—	—	7,078
CMES Inc.		900	—	—	—	—	900
12CM JAPAN and others(*1,2)		69,734	10,000	2,731	2,778	(111)	85,132

		1,883,579	9,945	9,834	40,798	(7,112)	1,937,044
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	2,000	(107)	—	—	7,603

		5,710	2,000	(107)	—	—	7,603

	~~W~~	1,889,289	11,945	9,727	40,798	(7,112)	1,944,647

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2023.
(*2)

The acquisition for the six-month period ended June 30, 2023 includes ~~W~~6,500 million of investment in Telecom Daean Evaluation Co., Ltd., ~~W~~3,000 million of investment in KB ESG Fund of three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~26 million of investment in SK VENTURE CAPITAL, LLC and ~~W~~259 million of investment in WALDEN SKT VENTURE FUND.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. Details of cumulative unrecognized equity method losses as of June 30, 2024 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the six-month period ended June 30, 2024		Cumulative loss	For the six-month period ended June 30, 2024	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	10,307	18,151	(175)	1,004
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	10,307	23,338	(175)	880

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

11.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,248,200	11	(225)	11,440	—	1,259,426

Buildings		773,392	739	(252)	36,174	(28,365)	781,688

Structures		234,879	770	(76)	5,351	(19,499)	221,425
Machinery		7,890,654	137,550	(1,907)	657,438	(1,136,515)	7,547,220

Other		485,157	215,248	(1,618)	(184,370)	(43,063)	471,354

Right-of-use assets		1,611,951	158,070	(38,310)	(10,827)	(197,994)	1,522,890

Construction in progress		761,963	357,404	(767)	(592,426)	—	526,174

	~~W~~	13,006,196	869,792	(43,155)	(77,220)	(1,425,436)	12,330,177

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,005,857	3	(388)	222,929	—	1,228,401

Buildings		785,225	235	(46)	14,620	(26,996)	773,038

Structures		265,656	94	(6)	3,500	(19,318)	249,926
Machinery		7,912,900	176,034	(2,040)	910,302	(1,154,711)	7,842,485

Other		497,394	228,030	(72)	(212,370)	(45,227)	467,755

Right-of-use assets		1,786,129	194,087	(39,329)	(10,583)	(207,572)	1,722,732

Construction in progress		1,069,331	609,405	—	(1,037,614)	—	641,122

	~~W~~	13,322,492	1,207,888	(41,881)	(109,216)	(1,453,824)	12,925,459

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

12.	Investment Property

(1)	Changes in investment property for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	14,199	(1,255)	—	12,944

Buildings		10,242	(277)	(382)	9,583

Right-of-use assets		10,371	(92)	(845)	9,434

	~~W~~	34,812	(1,624)	(1,227)	31,961

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	9,272	—	15,387

Buildings		6,884	4,989	(711)	11,162

Right-of-use assets		12,138	474	(1,035)	11,577

	~~W~~	25,137	14,735	(1,746)	38,126

(2)	The Group recognized lease income of ~~W~~3,230 million and ~~W~~3,272 million from investment property for the six-month periods ended June 30, 2024 and 2023, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

13.	Leases

(1)	Details of the right-of-use assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Right-of-use assets:

Land, buildings and structures	~~W~~	1,280,687	1,376,721

Others		242,203	235,230

	~~W~~	1,522,890	1,611,951

(2)	Details of amounts recognized in the interim consolidated statements of income for the six-month periods ended June 30, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Depreciation of right-of-use assets:

Land, buildings and structures	~~W~~	165,385	175,919

Others(*)		32,609	31,653

		197,994	207,572

Interest expense on lease liabilities	~~W~~	22,824	23,401

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

(3)	The total cash outflows due to lease payments for the six-month periods ended June 30, 2024 and 2023 amounted to ~~W~~210,966 million and ~~W~~223,314 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

14.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(235,530)	—	1,371,076
Land usage rights		587	70	(5)	—	(216)	—	436
Industrial rights		46,154	2,287	(240)	—	(2,434)	—	45,767
Development costs		49	—	—	—	(12)	—	37
Facility usage rights		14,313	622	—	488	(1,554)	—	13,869
Customer relations		273,150	—	—	—	(13,515)	—	259,635
Club memberships(*1)		97,186	3,233	(3,832)	—	—	—	96,587
Other(*2)		823,092	15,998	(1,019)	67,937	(169,910)	(2)	736,096

	~~W~~	2,861,137	22,210	(5,096)	68,425	(423,171)	(2)	2,523,503

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Impairment	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(240,296)	—	1,842,136
Land usage rights		1,224	70	—	—	(507)	—	787
Industrial rights		51,792	2,440	—	—	(2,215)	—	52,017
Development costs		284	—	—	—	(210)	(1)	73
Facility usage rights		14,997	976	(1)	991	(1,856)	—	15,107
Customer relations		300,181	—	—	—	(13,516)	—	286,665
Club memberships(*1)		91,971	3,509	(9)	65	—	—	95,536
Other(*2)		782,029	13,526	(833)	100,573	(168,326)	(468)	726,501

	~~W~~	3,324,910	20,521	(843)	101,629	(426,926)	(469)	3,018,822

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of June 30, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	87,831	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		255,642	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		303,540	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		192,129	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		531,934	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,371,076

15.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the six-month period ended June 30, 2024 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	402,500
Non-current					315,578

As of January 1, 2024					718,078

Repayments of long-term borrowings:
	Credit Agricole CIB	3.30	Apr. 29, 2024		(50,000)
	DBS Bank Ltd.	1.32	May. 28, 2024		(200,000)
	Mizuho Bank, Ltd.	1.35	May. 20, 2024		(100,000)
	Nonghyup Bank(*1,2)	MOR + 1.36	Nov. 17, 2024		(20,000)
	Korea Development Bank(*3)	1.87	Feb. 10, 2026		(6,250)

					(376,250)

Other changes(*4)					16
Current(*5)					232,500
Non-current(*5)					109,344

As of June 30, 2024				~~W~~	341,844

(*1)	6M MOR rates are 3.57% and 3.85% as of June 30, 2024 and December 31, 2023, respectively.
(*2)	The long-term borrowings are to be repaid by installments on quarterly basis during 2024.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*4)	Other changes include the effects on changes in present value discount for the six-month period ended June 30, 2024.
(*5)	~~W~~206,250 million were reclassified from non-current to current for the six-month period ended June 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

15.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the six-month period ended June 30, 2024 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,220,000	1,219,344
Non-current					7,131,291	7,106,299

As of January 1, 2024					8,351,291	8,325,643
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.72	Feb. 22, 2027		180,000	179,233
Unsecured corporate bonds	Refinancing fund	3.73	Feb. 22, 2029		110,000	109,536
Unsecured corporate bonds	Refinancing fund	3.92	Feb. 22, 2034		110,000	109,535
Unsecured corporate bonds(*1)	Refinancing fund	3.89	Jan. 22, 2027		170,000	169,341
Unsecured corporate bonds(*1)	Refinancing fund	3.93	Jan. 22, 2029		60,000	59,760

					630,000	627,405

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.09	Mar. 6, 2024		(120,000)	(120,000)
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		(80,000)	(80,000)
Unsecured corporate bonds	Operating fund	3.64	May. 14, 2024		(150,000)	(150,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.09	Mar. 26, 2024		(160,000)	(160,000)

					(510,000)	(510,000)

Other changes(*2)					104,591	112,962
Current(*3)					1,963,442	1,964,673
Non-current(*3)					6,612,440	6,591,337

As of June 30, 2024				~~W~~	8,575,882	8,556,010

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the six-month period ended June 30, 2024.
(*3)	~~W~~1,254,777 million was reclassified from non-current to current for the six-month period ended June 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

16.	Long-term Payables – other

(1)	As of June 30, 2024 and December 31, 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	June 30, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(20,948)	(29,772)
Current portion of long-term payables – other		(364,568)	(367,770)

Carrying amount at period end	~~W~~	535,559	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the six-month periods ended June 30, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		460,538
3~5 years		91,387

	~~W~~	921,075

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

17.	Provisions

Changes in provisions for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024							As of June 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	3,513	(1,463)	(436)	3	121,641	40,563	81,078
Emission allowance		1,182	985	—	(38)	—	2,129	2,129	—
Other provisions		218	—	—	(218)	—	—	—	—

	~~W~~	121,424	4,498	(1,463)	(692)	3	123,770	42,692	81,078

(In millions of won)
	For the six-month period ended June 30, 2023							As of June 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	5,763	(1,172)	(654)	24	119,050	36,053	82,997
Emission allowance		2,186	1,647	—	(1,985)	—	1,848	1,848	—
Other provisions		1,823	1	(1,005)	(7)	(25)	787	468	319

	~~W~~	119,098	7,411	(2,177)	(2,646)	(1)	121,685	38,369	83,316

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,150,748	1,121,679
Fair value of plan assets		(1,277,341)	(1,292,416)

Defined benefit assets(*)		(126,745)	(170,737)

Defined benefit liabilities		152	—

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2024		June 30, 2023
Beginning balance	~~W~~	1,121,679	1,038,320
Current service cost		65,737	65,665
Interest cost		23,589	26,561
Remeasurement
- Demographic assumption		—	—
- Financial assumption		819	1,227
- Adjustment based on experience		(1,886)	1,172
Benefit paid		(69,492)	(50,722)
Others		10,302	4,746

Ending balance	~~W~~	1,150,748	1,086,969

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2024		June 30, 2023
Beginning balance	~~W~~	1,292,416	1,214,007
Interest income		27,143	30,465
Remeasurement		1,488	663
Contributions		25,000	38,001
Benefit paid		(72,269)	(57,691)
Others		3,563	(1,154)

Ending balance	~~W~~	1,277,341	1,224,291

(4)	The total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2024 and 2023 is as follows:

(In millions of won)	For the six-month period ended
	June 30, 2024		June 30, 2023
Current service cost	~~W~~	65,737	65,665
Net interest income		(3,554)	(3,904)

	~~W~~	62,183	61,761

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and details of share capital and capital surplus and others as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares (*1)		(92,962)	(301,981)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 20)		8,351	9,818
Others(*3)		(13,702,718)	(13,705,990)

	~~W~~	(11,617,820)	(11,828,644)

(*1)

The Parent Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Parent Company’s shares issued have decreased without a change in share capital for the six-month period ended June 30, 2024. Also, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the six-month periods ended June 30, 2024 and 2023, and details of shares outstanding as of June 30, 2024 and 2023 are as follows:

(In shares)	June 30, 2024			June 30, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	360,004	218,473,140

(3)	Details of treasury shares as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024		December 31, 2023
Number of shares(*)		1,903,711	6,133,414
Acquisition cost	~~W~~	92,962	301,981

(*)

The Parent Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~181 million for the six-month period ended June 30, 2024. Also, the Parent Company acquired 317,000 of its treasury shares for ~~W~~15,788 million for the purpose of increasing shareholders’ value through the stabilization of its stock price for the six-month period ended June 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement

20.1	Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangements with cash alternatives

Series
	5	6	7-1(*)	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	376,313	83,148	98,425	109,704
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the six-month period ended June 30, 2024, 196,850 shares of stock options granted in the 7th-1 series were canceled.

For the six-month period ended June 30, 2024, the entire amount of remaining stock options granted in the 4th series and some portions of stock options granted in the 3rd and 6th series were exercised, and the entire amount of remaining stock options granted in the 1st-3 and 3rd series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the six-month period ended June 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the six-month period ended June 30, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the six-month period ended June 30, 2024		284
In subsequent periods		—

	~~W~~	158,034

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~5,600 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of June 30, 2024 and December 31, 2023.

As of June 30, 2024 and December 31, 2023, the carrying amounts of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~209 million and ~~W~~1,133 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at remeasurement date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	3.19%	3.21%	3.20%	3.19%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	51,500	51,500	51,500	51,500
Expected volatility	15.20%	15.20%	15.20%	15.20%
Expected dividends yield	6.80%	6.80%	6.80%	6.80%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	13,048	3,392	2,220	1,728

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at remeasurement date, and the inputs used in the model are as follows:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.30%
Estimated option’s life	3.25 years
Share price on the remeasurement date	51,500
Expected volatility	15.20%
Expected dividends yield	6.80%
Exercise price	56,860
Per-share fair value of the option	616

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	12,300	34,000	6,150
Exercise price (in U.S. dollars)	100.0
Exercise period(*)	Jan. 4, 2024	Apr. 1, 2024	Feb. 1, 2025
	~	~	~
	Jan. 4, 2032	Apr. 1, 2032	Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.

(2)

Share compensation expenses for share-based payment arrangements for the six-month period ended June 30, 2024 and the remaining share compensation expenses to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	2,555
For the six-month period ended June 30, 2024		392
In subsequent periods		719

	~~W~~	3,666

(3)

SAPEON Inc., a subsidiary of the Parent Company, used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In U.S. dollars)	Series
	1-1	1-2	2
Risk-free interest rate	4.18%	4.16%	4.67%
Estimated option’s life	5.18 years	5.42 years	5.55 years
Underlying share price	107.8	107.8	118.1
Expected volatility	43.50%	43.00%	43.00%
Expected dividends yield	0.00%	0.00%	0.00%
Exercise price	100.0	100.0	100.0
Per-share fair value of the option	50.7	51.4	61.4

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

21.	Retained Earnings

Retained earnings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		8,111,702	8,381,223

	~~W~~	22,830,460	22,799,981

22.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	213,470	176,208
Other comprehensive income of investments in associates and joint ventures		272,345	182,702
Valuation loss on derivatives		(323)	(1,488)
Foreign currency translation differences for foreign operations		50,929	29,794

	~~W~~	536,421	387,216

(2)	Changes in reserves for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		(43,138)	35,553	(3,999)	8,592	(2,992)
Balance as of June 30, 2023	~~W~~	130,143	209,030	10,464	38,604	388,241
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		37,262	89,643	1,165	21,135	149,205

Balance as of June 30, 2024	~~W~~	213,470	272,345	(323)	50,929	536,421

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

23.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	8,435	16,707	8,152	16,102
Utilities		125,712	260,501	113,388	231,217
Taxes and dues		23,308	32,938	23,567	30,918
Repair		113,190	217,293	106,447	205,630
Research and development		97,482	186,410	87,901	161,481
Training		6,168	13,518	7,707	16,648
Bad debt for accounts receivable – trade		10,957	24,528	10,241	19,658
Travel		4,930	10,641	5,106	10,952
Supplies and others		25,255	54,109	29,555	62,190

	~~W~~	415,437	816,645	392,064	754,796

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	4,072	8,180	5,713	11,642
Others		10,707	15,392	5,282	8,687

	~~W~~	14,779	23,572	10,995	20,329

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	2	2	405	469
Loss on disposal of property and equipment and intangible assets		2,325	4,224	1,764	3,009
Donations		3,675	8,304	5,891	10,666
Bad debt for accounts receivable – other		952	2,330	824	2,661
Others		(1,919)	536	(35)	3,099

	~~W~~	5,035	15,396	8,849	19,904

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	20,634	39,453	19,270	32,268
Dividends		5,427	22,688	6,616	30,262
Gain on foreign currency transactions		6,253	10,297	5,130	10,704
Gain on foreign currency translations		1,534	4,107	(392)	1,367
Gain relating to financial instruments at FVTPL		860	18,245	81,223	89,454

	~~W~~	34,708	94,790	111,847	164,055

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Costs:
Interest expenses	~~W~~	99,082	204,114	95,846	188,916
Loss on sale of accounts receivable – other		9,368	21,044	10,416	34,494
Loss on foreign currency transactions		4,890	7,357	8,526	13,330
Loss on foreign currency translations		1,040	2,900	38	1,282
Loss relating to financial instruments at FVTPL		(63)	66	21,636	23,578

	~~W~~	114,317	235,481	136,462	261,600

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and financial instruments	~~W~~	14,607	26,276	12,217	17,519
Interest income on loans and others		6,027	13,177	7,053	14,749

	~~W~~	20,634	39,453	19,270	32,268

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	7,750	16,957	5,809	14,471
Interest expense on debentures		68,824	138,229	59,716	117,747
Others		22,508	48,928	30,321	56,698

	~~W~~	99,082	204,114	95,846	188,916

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	10,957	24,528	10,241	19,658
Other receivables		952	2,330	824	2,661

	~~W~~	11,909	26,858	11,065	22,319

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

27.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	337,406	690,392	329,183	619,689
Interest on hybrid bonds		(4,950)	(9,900)	(3,691)	(7,383)

Profit attributable to owners of the Parent Company on common shares		332,456	680,492	325,492	612,306
Weighted average number of common shares outstanding		212,884,657	212,809,515	218,471,602	218,364,463

Basic earnings per share (in won)	~~W~~	1,562	3,198	1,490	2,804

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(313,610)
Disposal of treasury shares	503,612	501,927	423,395

	212,886,342	212,884,657	212,809,515

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Disposal of treasury shares	441,087	439,549	332,410

	218,473,140	218,471,602	218,364,463

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

27.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	332,456	680,492	325,492	612,306
Adjusted weighted average number of common shares outstanding		213,129,019	213,053,462	218,549,418	218,436,868

Diluted earnings per share (in won)	~~W~~	1,560	3,194	1,489	2,803

2)	The adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In shares)
	2024		2023
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1	212,699,730	212,699,730	218,032,053	218,032,053
Effect of treasury shares	184,927	109,785	439,549	332,410
Effect of share option	244,362	243,947	77,816	72,405

Adjusted weighted average number of common shares outstanding	213,129,019	213,053,462	218,549,418	218,436,868

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	387,704	—	1,185,829	—	1,573,533
Financial instruments		32,093	—	188,156	—	220,249
Long-term investment securities(*)		146,044	1,540,936	—	—	1,686,980
Accounts receivable – trade		—	—	2,157,733	—	2,157,733
Loans and other receivables		217,765	—	756,073	—	973,838
Derivative financial assets		31,872	—	—	203,410	235,282

	~~W~~	815,478	1,540,936	4,287,791	203,410	6,847,615

(*)	The Group designated ~~W~~1,540,936 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	~~W~~	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ~~W~~1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	92,840	92,840
Derivative financial liabilities		295,876	—	295,876
Borrowings		—	341,844	341,844
Debentures		—	8,556,010	8,556,010
Lease liabilities(*)		—	1,544,279	1,544,279
Accounts payable - other and others		—	3,564,812	3,564,812

	~~W~~	295,876	14,099,785	14,395,661

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*)		—	1,611,433	—	1,611,433
Accounts payable - other and others		—	4,539,838	—	4,539,838

	~~W~~	295,876	15,334,868	9,212	15,639,956

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	93,539	~~W~~	129,946	1,034,775	~~W~~	1,437,510
EUR	12,795		19,027	5		7
Others	—		510	—		3

		~~W~~	149,483		~~W~~	1,437,520

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures.

As of June 30, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	7,388	(7,388)	~~W~~	7,388	(7,388)
EUR		1,902	(1,902)		1,902	(1,902)
Others		51	(51)		51	(51)

	~~W~~	9,341	(9,341)	~~W~~	9,341	(9,341)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest-bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2024, floating-rate borrowings and debentures amount to ~~W~~70,000 million and ~~W~~416,760 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the six-month period ended June 30, 2024 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the six-month period ended June 30, 2024 would change by ~~W~~350 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of June 30, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the six-month period ended June 30, 2024, would change by ~~W~~4,605 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of June 30, 2024, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the six-month period ended June 30, 2024 is as follows.

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	80,472	(80,472)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of June 30, 2024 and December 31, 2023 is as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	1,573,305	1,454,773
Financial instruments		220,249	295,309
Accounts receivable – trade		2,157,733	1,990,849
Contract assets		136,524	129,771
Loans and other receivables		973,838	1,055,102
Derivative financial assets		235,282	148,534

	~~W~~	5,296,931	5,074,338

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of June 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	92,840	92,840	92,840	—	—
Borrowings(*)		341,844	354,587	243,307	111,280	—
Debentures(*)		8,556,010	9,743,956	2,259,044	5,189,771	2,295,141
Lease liabilities		1,544,279	1,798,183	402,814	963,602	431,767
Accounts payable – other and others(*)		3,564,812	3,631,032	3,050,072	580,860	100

	~~W~~	14,099,785	15,620,598	6,048,077	6,845,513	2,727,008

(*)	The contractual cash flow is amount that includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of June 30, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	203,410	214,173	90,433	123,740

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2023.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

The Group’s debt-equity ratios as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Total liabilities	~~W~~	16,865,125	17,890,828
Total equity		12,586,628	12,228,399

Debt-equity ratios		133.99%	146.31%

(3)	Fair value

1)	The fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2024 are as follows:

(In millions of won)	June 30, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	815,478	—	637,562	177,916	815,478
Derivative hedging instruments		203,410	—	203,410	—	203,410
FVOCI		1,540,936	1,076,529	—	464,407	1,540,936

	~~W~~	2,559,824	1,076,529	840,972	642,323	2,559,824

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	295,876	—	—	295,876	295,876

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	341,844	—	339,716	—	339,716
Debentures		8,556,010	—	8,520,323	—	8,520,323
Long-term payables—other		900,127	—	914,022	—	914,022

	~~W~~	9,797,981	—	9,774,061	—	9,774,061

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	The fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	~~W~~	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL		295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	~~W~~	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables—other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	10,304,174	—	10,042,490	—	10,042,490

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

The fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of June 30, 2024 are as follows:

Interest rate
Derivative instruments	2.52% ~ 6.25%
Borrowings and debentures	3.57% ~ 18.12%
Long-term payables—other	3.51% ~ 3.59%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2024. The changes in financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of June 30, 2024
Financial assets
FVTPL	~~W~~	312,974	16,781	3,862	2,779	(952)	(157,528)	177,916
FVOCI		262,902	—	13,126	41,692	(1,857)	148,544	464,407

	~~W~~	575,876	16,781	16,988	44,471	(2,809)	(8,984)	642,323

Financial liabilities
FVTPL	~~W~~	(295,876)	—	—	—	—	—	(295,876)

(4)	Enforceable master netting agreement or similar agreement

The carrying amounts of financial instruments recognized of which offset agreements are applicable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	244,396	(225,649)	18,747
Financial liabilities:
Accounts payable—other and others	~~W~~	230,230	(225,649)	4,581

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable—other and others	~~W~~	190,630	(183,520)	7,110

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties

(1)	List of the Group’s related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors of the Parent Company who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensations given to such key management for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	1,062	4,138	941	2,930
Defined benefits plan expenses		203	955	158	688
Share option		(951)	(287)	124	663

	~~W~~	314	4,806	1,223	4,281

Compensations for the key management include salaries, non-monetary salaries, and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)		For the period ended June 30, 2024
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,579	9,194	159,573	329,118	5,146	15,275

Associates	F&U Credit information Co., Ltd.		1,070	1,564	12,000	24,643	203	203
	Daehan Kanggun BcN Co., Ltd.		2,778	5,662	—	—	—	—
	Others(*3)		5,676	6,763	3,147	7,336	—	—

			9,524	13,989	15,147	31,979	203	203

Others	SK Innovation Co., Ltd.		3,909	7,650	3,036	7,668	—	—
	SK Energy Co., Ltd.		899	1,688	110	186	—	—
	SK Geo Centric Co., Ltd.		264	407	—	1	—	—
	SK Networks Co., Ltd.(*4)		1,626	2,890	168,472	446,294	—	—
	SK Networks Service Co., Ltd.		1,331	2,603	16,767	31,839	762	778
	SK Ecoplant Co., Ltd.		676	1,088	—	—	—	—
	SK hynix Inc.		11,626	22,539	26	150	—	—
	SK Shieldus Co., Ltd.		14,253	29,367	38,257	75,761	1,549	3,061
	Content Wavve Corp.		3,728	5,159	19,959	40,342	—	—
	Eleven Street Co., Ltd.		9,364	34,338	5,806	14,367	—	—
	SK Planet Co., Ltd.		3,255	7,221	21,029	40,300	6,750	8,636
	SK RENT A CAR Co., Ltd.		3,495	6,267	5,479	10,855	169	169
	SK Magic Co., Ltd.		459	804	160	340	—	—
	Tmap Mobility Co., Ltd.		5,958	12,617	1,587	3,223	—	—
	One Store Co., Ltd.		4,211	8,272	435	747	—	—
	Dreamus Company		1,795	2,786	16,607	33,360	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		45	46	13,773	25,934	5,018	8,308
	Happy Narae Co., Ltd.		467	614	3,706	6,347	17,744	24,122
	Others		12,801	23,747	4,954	9,684	1,938	16,722

			80,162	170,103	320,163	747,398	33,930	61,796

		~~W~~	94,265	193,286	494,883	1,108,495	39,279	77,274

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~5,590 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~425,872 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2023
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	5,140	10,779	155,211	311,385	12,734	15,558

Associates	F&U Credit information Co., Ltd.		776	1,517	15,004	26,638	—	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	3,052	3,664	—	—
	Daehan Kanggun BcN Co., Ltd.		2,518	5,121	—	—	—	—
	Others(*3)		6,865	6,865	68	75	750	750

			10,159	13,503	18,124	30,377	750	750

Others	SK Innovation Co., Ltd.		6,814	14,102	4,077	8,942	—	—
	SK Energy Co., Ltd.		952	1,820	245	250	—	—
	SK Geo Centric Co., Ltd.		207	369	—	—	—	—
	SK Networks Co., Ltd.(*4)		817	1,857	179,086	439,886	—	—
	SK Networks Service Co., Ltd.		1,366	2,748	17,342	34,373	3,805	3,811
	SK Ecoplant Co., Ltd.		556	1,227	—	—	—	—
	SK hynix Inc.		13,421	27,678	18	53	—	—
	SK Shieldus Co., Ltd.		15,203	29,257	43,251	83,645	3,102	3,936
	Content Wavve Corp.		3,983	7,411	19,967	41,034	30	176
	Eleven Street Co., Ltd.		11,373	29,537	5,739	12,747	—	—
	SK Planet Co., Ltd.		4,569	9,589	21,681	44,332	3,875	4,135
	SK RENT A CAR Co., Ltd.		3,622	7,387	5,061	9,887	—	—
	SK Magic Co., Ltd.		437	783	288	576	—	—
	Tmap Mobility Co., Ltd.		5,307	11,368	4,856	5,209	—	—
	One Store Co., Ltd.		3,765	8,167	—	6	—	—
	Dreamus Company		1,811	3,356	20,266	40,846	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		21	79	12,317	22,644	9,811	10,614
	Happy Narae Co., Ltd.		537	791	2,810	5,518	22,660	27,025
	Others		14,468	25,476	6,208	10,269	1,466	1,475

			89,229	183,002	343,212	760,217	44,749	51,172

		~~W~~	104,528	207,284	516,547	1,101,979	58,233	67,480

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~414,273 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)		June 30, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,258	35,410
Associates	F&U Credit information Co., Ltd.		—	7	5,045
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	2,821	—
	Others		—	4,493	1,622

			22,147	7,321	6,667

Others	SK Innovation Co., Ltd.		—	7,414	22,615
	SK Networks Co., Ltd.		—	985	108,267
	Mintit Co., Ltd.		—	13,427	—
	SK hynix Inc.		—	9,535	1,815
	Happy Narae Co., Ltd.		—	103	4,333
	SK Shieldus Co., Ltd.		—	10,534	23,302
	Content Wavve Corp.		—	1,574	6
	Incross Co., Ltd.		—	2,638	6,359
	Eleven Street Co., Ltd.		—	8,199	9,143
	SK Planet Co., Ltd.		—	525	23,236
	SK RENT A CAR Co., Ltd.		—	978	37,920
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	6,840
	Others		—	12,128	27,923

			—	68,040	271,759

		~~W~~	22,147	76,619	313,836

(*1)	As of June 30, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		~~W~~	22,147	92,953	422,316

(*1)	As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021 when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	Details of additional investments and disposal of associates and joint ventures for the six-month period ended June 30, 2024 are as presented in Note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,228 million as of June 30, 2024.

(2)	Legal claims and litigations

As of June 30, 2024, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~232,755 million and ~~W~~291,747 million as of June 30, 2024 and December 31, 2023, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable—other and long-term accounts receivable—other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

31.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6) According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios such as the debt ratio at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2024		June 30, 2023
Interest income	~~W~~	(39,453)	(32,268)
Dividends		(22,688)	(30,262)
Gain on foreign currency translations		(4,107)	(1,367)
Gain relating to investments in associates and joint ventures, net		(15,425)	(9,672)
Gain on disposal of property and equipment and intangible assets		(8,180)	(11,642)
Gain relating to financial instruments at FVTPL		(18,245)	(89,454)
Interest expenses		204,114	188,916
Loss on foreign currency translations		2,900	1,282
Loss on sale of accounts receivable—other		21,044	34,494
Income tax expense		206,793	220,481
Expense related to defined benefit plan		62,183	61,761
Share option		(249)	684
Bonus paid by treasury shares		24,988	20,420
Depreciation and amortization		1,849,834	1,882,496
Bad debt for accounts receivable—trade		24,528	19,658
Loss on impairment of property and equipment and intangible assets		2	469
Loss on disposal of property and equipment and intangible assets		4,224	3,009
Bad debt for accounts receivable—other		2,330	2,661
Loss relating to financial instruments at FVTPL		66	23,578
Other income (expenses)		(4,238)	4,477

	~~W~~	2,290,421	2,289,721

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2024		June 30, 2023
Accounts receivable—trade	~~W~~	(187,817)	17,902
Accounts receivable—other		21,486	110,031
Advanced payments		8,289	22,390
Prepaid expenses		(44,748)	(20,479)
Inventories		(33,715)	(3,211)
Long-term accounts receivable—other		36,875	33,941
Contract assets		(6,754)	45
Guarantee deposits		7,110	833
Accounts payable—trade		(47,896)	12,023
Accounts payable—other		(207,813)	(430,273)
Withholdings		178,454	101,572
Contract liabilities		17,778	(5,442)
Deposits received		(75)	(629)
Accrued expenses		(55,249)	(104,397)
Provisions		(23)	(204)
Long-term provisions		(66)	(1,041)
Plan assets		47,269	19,690
Retirement benefits payment		(69,492)	(50,722)
Others		(2,269)	(2,046)

	~~W~~	(338,656)	(300,017)

(3)	Material non-cash transactions for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2024		June 30, 2023
Decrease in accounts payable—other relating to the acquisition of property and equipment and intangible assets	~~W~~	(383,888)	(384,164)
Increase of right-of-use assets		158,070	194,087
Transfer from property and equipment to investment property		(1,624)	14,735

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

33.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,917	1,464,836	1,504,944	7,694,881

(*)	Changes in quantity, due to additional allocation, cancellation of allocation and others, are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in the six-month period ended June 30, 2024	Total

Beginning	—	306,575	485,145	791,720
Allocation at no cost	1,602,751	1,736,917	1,464,836	4,804,504
Purchase	213,609	14,524	28,053	256,186
Surrender or shall be surrendered	(1,515,595)	(1,572,871)	(1,707,235)	(4,795,701)
Borrowed	5,810	—	—	5,810

Ending	306,575	485,145	270,799	1,062,519

(3)	As of June 30, 2024, the estimated annual greenhouse gas emissions quantities of the Group are 1,707,235 tCO2-eQ.

34.	Non-current Assets Held for Sale

Non-current assets held for sale as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
		June 30, 2024	December 31, 2023
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~ 746	746
Long-term investment securities	Digital Content Korea Fund	3,395	3,395
	Central Fusion Content Fund	884	884
	P&I Cultural Innovation Fund	817	1,892
Inventories	—	—	505
Prepaid expenses	—	—	1,489
Property and equipment	—	—	1,604

		~~W~~5,842	10,515

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2024 and 2023 (Unaudited)

35.	Subsequent Events

The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 25, 2024, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,696 million)
Dividend rate	1.60%
Record date	June 30, 2024
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than August 14, 2024.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For each of the six-month periods ended June 30, 2024 and 2023

(with the independent auditor’s review report)

1

2

Report on review of interim separate financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (collectively referred to as the “Company”), which comprise the interim separate statement of financial position as of June 30, 2024, and the related interim separate statements of income, interim separate statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2024 and 2023, interim separate statements of changes in equity and interim separate statements of cash flows for each of the six-month periods ended June 30, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

3

Other matters

We have audited the separate statement of financial position as of December 31, 2023, and the related separate statement of income, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 6, 2024 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2023 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

August 12, 2024

This report is effective as of August 12, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

4

SK TELECOM CO., LTD. (the “Company”)

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

The accompanying interim separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note	June 30, 2024 (Unaudited)		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	651,969	631,066
Short-term financial instruments	27,28		102,009	186,364
Accounts receivable – trade, net	4,27,28,29		1,643,989	1,495,617
Short-term loans, net	4,27,28		59,349	68,806
Accounts receivable – other, net	4,27,28,29,30		339,831	343,036
Contract assets	6,28		6,952	9,228
Prepaid expenses	5		1,832,819	1,828,646
Guarantee deposits	4,27,28,29		65,471	72,479
Derivative financial assets	27,28		71,090	—
Inventories, net			55,145	28,096
Advanced payments and others	4,27,28		22,518	40,506

			4,851,142	4,703,844

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,380,068	1,426,290
Investments in subsidiaries, associates and joint ventures	8		4,720,217	4,670,568
Property and equipment, net	9,11,29		8,542,277	9,076,459
Investment property, net	10		41,988	46,080
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		1,948,376	2,250,829
Long-term loans, net	4,27,28,29		119	119
Long-term accounts receivable – other	4,27,28,30		267,063	308,868
Long-term contract assets	6,28		14,535	12,385
Long-term prepaid expenses	5		908,155	898,754
Guarantee deposits, net	4,27,28,29		93,946	91,220
Long-term derivative financial assets	27,28		115,452	118,533
Defined benefit assets	16		78,350	85,144
Other non-current assets			249	249

			19,417,385	20,292,088

Total Assets		~~W~~	24,268,527	24,995,932

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note	June 30, 2024 (Unaudited)		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,287,852	1,794,997
Contract liabilities	6		76,112	59,814
Withholdings	27,28		720,204	608,352
Accrued expenses	27,28		830,933	911,460
Income tax payable	25		151,015	133,543
Provisions	15,32		32,739	31,313
Current portion of long-term debt, net	13,27,28		1,665,729	1,249,516
Lease liabilities	27,28,29		340,820	341,075
Current portion of long-term payables – other	14,27,28		364,568	367,770
Other current liabilities	27,28		8,947	7,630

			5,478,919	5,505,470

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,341,649	5,807,423
Long-term borrowings, excluding current portion, net	13,27,28		50,000	250,000
Long-term payables – other	14,27,28		535,559	892,683
Long-term contract liabilities	6		1,465	4,398
Long-term derivative financial liabilities	27,28		295,876	295,876
Long-term lease liabilities	27,28,29		806,767	885,470
Long-term provisions	15		70,050	69,791
Deferred tax liabilities	25		841,323	801,995
Other non-current liabilities	27,28		46,408	46,733

			7,989,097	9,054,369

Total Liabilities			13,468,016	14,559,839

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,556,812)	(4,766,147)
Retained earnings	19		15,159,373	15,032,473
Reserves	20		167,457	139,274

Total Shareholders’ Equity			10,800,511	10,436,093

Total Liabilities and Shareholders’ Equity		~~W~~	24,268,527	24,995,932

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Interim Separate Statements of Income

For the three-month and six-month periods ended June 30, 2024 and 2023

(In millions of won, except for earnings per share)
		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	21,29
Revenue		~~W~~	3,191,528	6,380,208	3,119,228	6,236,483

Operating expenses:	29
Labor			238,567	503,999	216,352	449,431
Commission	5		1,170,120	2,351,632	1,197,931	2,377,304
Depreciation and amortization			656,552	1,323,679	681,585	1,352,586
Network interconnection			116,455	241,047	118,974	243,798
Leased lines			47,210	95,199	45,880	96,920
Advertising			25,137	46,166	35,922	62,901
Rent			29,988	57,405	30,079	63,741
Cost of goods sold			157,063	299,082	134,163	265,746
Others	22		300,021	575,157	279,232	529,285

			2,741,113	5,493,366	2,740,118	5,441,712

Operating profit			450,415	886,842	379,110	794,771

Finance income	24		23,963	242,617	99,994	295,843
Finance costs	24		(89,130)	(186,009)	(115,519)	(224,813)
Other non-operating income	23		5,526	12,299	6,911	13,919
Other non-operating expenses	23		(5,856)	(14,716)	(7,864)	(15,483)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		1,003	11,479	—	—

Profit before income tax			385,921	952,512	362,632	864,237

Income tax expense	25		105,590	180,075	89,831	169,283

Profit for the period		~~W~~	280,331	772,437	272,801	694,954

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,294	3,583	1,232	3,149
Diluted earnings per share (in won)			1,292	3,579	1,231	3,148

The accompanying notes are an integral part of the interim separate financial statements.

8

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2024 and 2023

(In millions of won)
		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	280,331	772,437	272,801	694,954

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		6,707	7,544	14,508	6,822
Valuation loss on financial assets at fair value through other comprehensive income	20		(90,215)	(16,809)	(99,839)	(45,485)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		3,716	1,837	(6,139)	(4,613)

Other comprehensive loss for period, net of taxes			(79,792)	(7,428)	(91,470)	(43,276)

Total comprehensive income		~~W~~	200,539	765,009	181,331	651,678

The accompanying notes are an integral part of the interim separate financial statements.

9

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	694,954	—	694,954
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	5,876	(49,152)	(43,276)

			—	—	—	—	—	—	—	700,830	(49,152)	651,678

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends			—	—	—	—	—	—	—	(181,327)	—	(181,327)
Share option	18		—	—	—	—	609	522	1,131	—	—	1,131
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)
Redemption of hybrid bonds			—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds			—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	17,18		—	—	20,208	—	—	159	20,367	—	—	20,367

			—	—	20,208	(250)	609	(560)	20,007	(369,677)	—	(349,670)

Balance as of June 30, 2023 (Unaudited)		~~W~~	30,493	1,771,000	(16,494)	398,509	2,670	(6,642,371)	(4,486,686)	15,022,614	118,969	10,685,390

Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	772,437	—	772,437
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(35,611)	28,183	(7,428)

			—	—	—	—	—	—	—	736,826	28,183	765,009

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends			—	—	—	—	—	—	—	(176,691)	—	(176,691)
Share option	18		—	—	—	—	(1,467)	1,648	181	—	—	181
Interest on hybrid bonds			—	—	—	—	—	—	—	(9,900)	—	(9,900)
Acquisition and disposal of treasury shares	17,18		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	17,18		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	(1,467)	1,783	209,335	(609,926)	—	(400,591)

Balance as of June 30, 2024 (Unaudited)		~~W~~	30,493	1,771,000	(92,962)	398,509	8,351	(6,641,710)	(4,556,812)	15,159,373	167,457	10,800,511

The accompanying notes are an integral part of the interim separate financial statements.

10

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)
	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	772,437	694,954
Adjustments for income and expenses	31		1,566,434	1,577,667
Changes in assets and liabilities related to operating activities	31		(254,600)	(317,802)

			2,084,271	1,954,819
Interest received			18,238	15,397
Dividends received			201,629	195,228
Interest paid			(166,095)	(156,382)
Income tax paid			(127,745)	(91,949)

Net cash provided by operating activities			2,010,298	1,917,113

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			85,491	40,817
Collection of short-term loans			62,540	61,985
Proceeds from disposals of long-term investment securities			32,485	9,720
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			17,154	—
Proceeds from disposals of property and equipment			4,098	5,910
Proceeds from disposals of intangible assets			1,611	10

			203,379	118,442
Cash outflows for investing activities:
Increase in short-term loans			(52,987)	(63,799)
Acquisitions of long-term investment securities			(1,145)	(146,333)
Acquisitions of investments in subsidiaries, associates and joint ventures			(46,340)	(57,807)
Acquisitions of property and equipment			(817,022)	(939,772)
Acquisitions of intangible assets			(4,994)	(10,029)

			(922,488)	(1,217,740)

Net cash used in investing activities		~~W~~	(719,109)	(1,099,298)

(Continued)

11

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)
	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	398,306	647,332
Cash inflows from settlement of derivatives			—	126,000
Proceeds from issuance of hybrid bonds			—	398,509

			398,306	1,171,841
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(100,000)
Repayments of long-term borrowings			(370,000)	—
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(350,000)	(1,159,000)
Payments of dividends			(400,007)	(362,277)
Redemption of hybrid bonds			—	(400,000)
Acquisition of treasury shares			(15,788)	—
Payments of interest on hybrid bonds			(9,900)	(7,383)
Repayments of lease liabilities			(154,022)	(162,449)

			(1,668,867)	(2,591,354)

Net cash used in financing activities			(1,270,561)	(1,419,513)

Net increase (decrease) in cash and cash equivalents			20,628	(601,698)
Cash and cash equivalents at beginning of the period			631,066	1,217,504
Effects of exchange rate changes on cash and cash equivalents			275	—

Cash and cash equivalents at end of the period		~~W~~	651,969	615,806

The accompanying notes are an integral part of the interim separate financial statements.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of June 30, 2024, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	15,882,943	7.39
Institutional investors and other shareholders	127,488,515	59.36
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2023. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2023.

2)	Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2023, except for the adoption of new and revised KIFRS applied from January 1, 2024, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2024, initially, but these amended standards are not expected to have a material impact on the Company’s interim separate financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,741,857	(97,868)	1,643,989
Short-term loans		59,948	(599)	59,349
Accounts receivable – other(*)		362,547	(22,716)	339,831
Guarantee deposits		65,471	—	65,471
Accrued income		685	—	685

		2,230,508	(121,183)	2,109,325
Non-current assets:
Long-term loans		41,156	(41,037)	119
Long-term accounts receivable – other(*)		267,063	—	267,063
Guarantee deposits		93,946	—	93,946

		402,165	(41,037)	361,128

	~~W~~	2,632,673	(162,220)	2,470,453

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2024 include ~~W~~217,765 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,589,862	(94,245)	1,495,617
Short-term loans		69,501	(695)	68,806
Accounts receivable – other(*)		370,860	(27,824)	343,036
Guarantee deposits		72,479	—	72,479
Accrued income		2,643	—	2,643

		2,105,345	(122,764)	1,982,581
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		308,868	—	308,868
Guarantee deposits		91,220	—	91,220

		441,243	(41,036)	400,207

	~~W~~	2,546,588	(163,800)	2,382,788

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2024
Accounts receivable – trade	~~W~~	94,245	15,343	(15,363)	3,643	97,868
Accounts receivable – other, etc.		69,555	2,520	(8,344)	621	64,352

	~~W~~	163,800	17,863	(23,707)	4,264	162,220

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2023
Accounts receivable – trade	~~W~~	86,231	14,679	(14,162)	3,982	90,730
Accounts receivable – other, etc.		74,449	1,873	(4,288)	2,116	74,150

	~~W~~	160,680	16,552	(18,450)	6,098	164,880

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,792,516	1,795,410
Others		40,303	33,236

	~~W~~	1,832,819	1,828,646

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	861,775	863,650
Others		46,380	35,104

	~~W~~	908,155	898,754

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~	583,815	1,171,301	600,688	1,208,050

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	21,487	21,613
Contract liabilities:
Wireless service contracts		20,556	19,149
Customer loyalty programs		5,795	7,164
Others		51,226	37,899

	~~W~~	77,577	64,212

(2)

The amounts of revenue recognized for the six-month periods ended June 30, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~26,487 million and ~~W~~39,322 million, respectively.

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

7.	Long-term Investment Securities

Details of long-term investment securities as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Category	June 30, 2024		December 31, 2023
Equity instruments	FVOCI(*)	~~W~~	1,302,643	1,207,605
Debt instruments	FVTPL		77,425	218,685

		~~W~~	1,380,068	1,426,290

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of June 30, 2024 and December 31, 2023 are ~~W~~1,302,643 million and ~~W~~1,207,605 million, respectively.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Investments in subsidiaries	~~W~~	3,298,404	3,259,021
Investments in associates and joint ventures		1,421,813	1,411,547

	~~W~~	4,720,217	4,670,568

(2)	Details of investments in subsidiaries as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,015	244,015
SK Broadband Co., Ltd.	299,052,435	74.4		2,216,865	2,216,865
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,989	313,989
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,946	21,946
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		70,269	70,269
Atlas Investment(*1)	—	100.0		234,123	193,661
SK stoa Co., Ltd.	3,631,355	100.0		40,057	40,057
Quantum Innovation Fund I(*2)	—	59.9		218	1,297
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others	—	—		35,443	35,443

			~~W~~	3,298,404	3,259,021

(*1)	The Company additionally contributed ~~W~~40,462 million in cash for the six-month period ended June 30, 2024, but there is no change in the ownership interest.
(*2)

The Company disposed of a portion of shares in Quantum Innovation Fund I for ~~W~~2,082 million in cash, from which it recognized ~~W~~1,003 million of gain relating to investments in subsidiaries for the six-month period ended June 30, 2024, but there is no change in the ownership interest.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM Culture & Contents Co., Ltd.(*2)	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC (*3)	1,734,109	15.0		36,487	36,487
CMES Inc.(*3,4)	763,968	8.4		5,488	900
Konan Technology Inc.	2,359,160	20.7		22,413	22,413
12CM JAPAN and others(*3,5,6)	—	—		93,594	87,916

				1,411,813	1,401,547

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*7)	10,000	48.2		10,000	10,000

				10,000	10,000

			~~W~~	1,421,813	1,411,547

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2024 and December 31, 2023 are as follows, Continued:

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Company recognized an impairment loss of ~~W~~23,763 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*4)

The Company additionally acquired ~~W~~8,984 million of shares by exercising the conversion right of the redeemable convertible preference shares, and disposed of a portion of shares for ~~W~~14,872 million in cash, from which it recognized ~~W~~10,476 million of gain on disposal of such investments in associates for the six-month period ended June 30, 2024. The ownership interest of the Company increased from 7.7% to 8.4% due to the acquisition and disposal of shares.

(*5)

The Company additionally contributed ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA, Inc.) for the six-month period ended June 30, 2024, and the ownership interest of the Company has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*6)	The Company disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash for the six-month period ended June 30, 2024.
(*7)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market values of investments in listed associates as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,846	22,033,898	40,675	1,887	22,033,898	41,578
Konan Technology Inc.		20,600	2,359,160	48,599	32,600	2,359,160	76,909

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	723,069	11	(225)	10,717	—	733,572
Buildings		568,270	472	(252)	33,477	(21,507)	580,460
Structures		233,450	187	(76)	5,350	(19,372)	219,539
Machinery		5,230,866	19,922	(86)	603,084	(789,855)	5,063,931
Right-of-use assets		1,226,875	104,403	(23,276)	3,487	(176,330)	1,135,159
Other		436,854	209,480	(1,432)	(185,814)	(32,214)	426,874
Construction in progress		657,075	238,044	(767)	(511,610)	—	382,742

	~~W~~	9,076,459	572,519	(26,114)	(41,309)	(1,039,278)	8,542,277

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	3	(388)	65,263	—	711,164
Buildings		562,976	235	(47)	20,554	(20,896)	562,822
Structures		264,327	94	(6)	3,504	(19,211)	248,708
Machinery		5,274,612	19,029	(276)	837,683	(808,516)	5,322,532
Right-of-use assets		1,372,466	122,435	(22,162)	(4,351)	(179,578)	1,288,810
Other		444,324	220,691	(352)	(212,309)	(33,618)	418,736
Construction in progress		954,672	360,506	—	(773,402)	—	541,776

	~~W~~	9,519,663	722,993	(23,231)	(63,058)	(1,061,819)	9,094,548

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(531)	—	15,757
Buildings		18,284	2,420	(972)	19,732
Right-of-use assets		11,508	(3,008)	(2,001)	6,499

	~~W~~	46,080	(1,119)	(2,973)	41,988

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	(209)	—	16,276
Buildings		19,066	(728)	(907)	17,431
Right-of-use assets		16,472	5,401	(5,057)	16,816

	~~W~~	52,023	4,464	(5,964)	50,523

(2)	The Company recognized lease income of ~~W~~9,985 million and ~~W~~11,264 million from investment property for the six-month periods ended June 30, 2024 and 2023, respectively.

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

11.	Leases

(1)	Details of the right-of-use assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	877,546	971,929
Others		257,613	254,946

	~~W~~	1,135,159	1,226,875

(2)	Details of amounts recognized in the interim separate statements of income for the six-month periods ended June 30, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	137,749	140,490
Others(*)		38,581	39,088

	~~W~~	176,330	179,578

Interest expense on lease liabilities	~~W~~	15,670	15,345

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the six-month periods ended June 30, 2024 and 2023 amounted to ~~W~~169,750 million and ~~W~~177,946 million, respectively.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(235,530)	1,371,076
Land usage rights		542	60	(5)	—	(209)	388
Industrial rights		18,790	2,283	(240)	—	(2,429)	18,404
Facility usage rights		13,435	622	—	487	(1,341)	13,203
Club memberships(*1)		59,001	617	(667)	—	—	58,951
Other(*2)		552,455	1,412	(1,019)	41,471	(107,965)	486,354

	~~W~~	2,250,829	4,994	(1,931)	41,958	(347,474)	1,948,376

(In millions of won)
	For the six-month period ended June 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(240,296)	1,842,136
Land usage rights		1,127	70	—	—	(438)	759
Industrial rights		19,112	2,440	—	—	(2,211)	19,341
Facility usage rights		13,245	976	(1)	996	(1,380)	13,836
Club memberships(*1)		56,897	3,351	—	—	—	60,248
Other(*2)		520,587	3,192	(585)	75,710	(108,776)	490,128

	~~W~~	2,693,400	10,029	(586)	76,706	(353,101)	2,426,448

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of June 30, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	87,831	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		255,642	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		303,540	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		192,129	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		531,934	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,371,076

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

13.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the six-month period ended June 30, 2024 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	390,000
Non-current					250,000

As of January 1, 2024					640,000

Repayments of long-term borrowings:
	Credit Agricole CIB	3.30	Apr. 29, 2024		(50,000)
	Mizuho Bank, Ltd.	1.35	May. 20, 2024		(100,000)
	DBS Bank Ltd.	1.32	May. 28, 2024		(200,000)
	Nonghyup Bank(*1,2)	MOR + 1.36	Nov. 17, 2024		(20,000)

					(370,000)

Current(*3)					220,000
Non-current(*3)					50,000

As of June 30, 2024				~~W~~	270,000

(*1)	6M MOR rates are 3.57% and 3.85% as of June 30, 2024 and December 31, 2023, respectively.
(*2)	The long-term borrowings are to be repaid by installments on quarterly basis during 2024.
(*3)	~~W~~200,000 million was reclassified from non-current to current for the six-month period ended June 30, 2024.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

13.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the six-month period ended June 30, 2024 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	860,000	859,516
Non-current					5,822,580	5,807,423

As of January 1, 2024					6,682,580	6,666,939

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.72	Feb. 22, 2027		180,000	179,233
	Refinancing fund	3.73	Feb. 22, 2029		110,000	109,537
	Refinancing fund	3.92	Feb. 22, 2034		110,000	109,536

					400,000	398,306

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.09	Mar. 6, 2024		(120,000)	(120,000)
	Refinancing fund	1.17	Jan. 15, 2024		(80,000)	(80,000)
	Operating fund	3.64	May. 14, 2024		(150,000)	(150,000)

					(350,000)	(350,000)

Other changes(*1)					69,860	72,133
Current(*2)					1,446,760	1,445,729
Non-current(*2)					5,355,680	5,341,649

As of June 30, 2024				~~W~~	6,802,440	6,787,378

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the six-month period ended June 30, 2024.
(*2)	~~W~~935,879 million was reclassified from non-current to current for the six-month period ended June 30, 2024.

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of June 30, 2024 and December 31, 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	June 30, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(20,948)	(29,772)
Current portion of long-term payables – other		(364,568)	(367,770)

Carrying amount at period end	~~W~~	535,559	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the six-month periods ended June 30, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		460,538
3 ~ 5 years		91,387

	~~W~~	921,075

15.	Provisions

Changes in provisions for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	For the six-month period ended June 30, 2024						As of June 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	2,546	(1,374)	(434)	101,020	30,970	70,050
Emission allowance		822	985	—	(38)	1,769	1,769	—

	~~W~~	101,104	3,531	(1,374)	(472)	102,789	32,739	70,050

(In millions of won)	For the six-month period ended June 30, 2023						As of June 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	4,588	(946)	—	99,211	29,307	69,904
Emission allowance		1,836	1,647	—	(1,985)	1,498	1,498	—

	~~W~~	97,405	6,235	(946)	(1,985)	100,709	30,805	69,904

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	505,391	493,541
Fair value of plan assets		(583,741)	(578,685)

	~~W~~	(78,350)	(85,144)

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Beginning balance	~~W~~	493,541	508,622
Current service cost		25,253	28,112
Interest cost		10,056	13,002
Remeasurement
- Adjustment based on experience		(8,239)	(7,540)
Benefit paid		(23,467)	(18,884)
Others		8,247	2,582

Ending balance	~~W~~	505,391	525,894

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Beginning balance	~~W~~	578,685	539,847
Interest income		11,976	13,626
Remeasurement		1,742	1,373
Contribution		20,000	20,000
Benefit paid		(30,904)	(25,241)
Others		2,242	(3,100)

Ending balance	~~W~~	583,741	546,505

(4)	The total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Current service cost	~~W~~	25,253	28,112
Net interest income		(1,920)	(624)

	~~W~~	23,333	27,488

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and details of share capital and capital surplus and others as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(92,962)	(301,981)
Hybrid bonds(*2)		398,509	398,509
Share option (Note 18)		8,351	9,818
Others		(6,641,710)	(6,643,493)

	~~W~~	(4,556,812)	(4,766,147)

(*1)

The Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Company’s shares issued have decreased without a change in share capital for the six-month period ended June 30, 2024. Also, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the six-month periods ended June 30, 2024 and 2023, and details of shares outstanding as of June 30, 2024 and 2023 are as follows:

(In shares)
	June 30, 2024			June 30, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	360,004	218,473,140

(3)	Details of treasury shares as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	June 30, 2024		December 31, 2023
Number of shares(*)		1,903,711	6,133,414
Acquisition cost	~~W~~	92,962	301,981

(*)

The Company distributed 503,612 treasury shares (~~W~~24,807 million for acquisition costs) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~181 million for the six-month period ended June 30, 2024. Also, the Company acquired 317,000 of its treasury shares for ~~W~~ 15,788 million for the purpose of increasing shareholders’ value through the stabilization of its stock price for the six-month period ended June 30, 2024.

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangements with cash alternatives

	Series
	5	6	7-1(*)	7-2

Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	376,313	83,148	98,425	109,704
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the six-month period ended June 30, 2024, 196,850 shares of stock options granted in the 7 th -1 series were canceled.

For the six-month period ended June 30, 2024, the entire amount of remaining stock options granted in the 4 th series and some portions of stock options granted in the 3 rd and 6 th series were exercised, and the entire amount of remaining stock options granted in the 1 st -3 and 3 rd series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the six-month period ended June 30, 2024.

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company newly established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the six-month period ended June 30, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the six-month period ended June 30, 2024		284
In subsequent periods		—

	~~W~~	158,034

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~5,600 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of June 30, 2024 and December 31, 2023.

As of June 30, 2024 and December 31, 2023, the carrying amounts of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~209 million and ~~W~~1,133 million, respectively.

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	3.19%	3.21%	3.20%	3.19%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	51,500	51,500	51,500	51,500
Expected volatility	15.20%	15.20%	15.20%	15.20%
Expected dividends yield	6.80%	6.80%	6.80%	6.80%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	13,048	3,392	2,220	1,728

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.30%
Estimated option’s life	3.25 years
Share price on the remeasurement date	51,500
Expected volatility	15.20%
Expected dividends yield	6.80%
Exercise price	56,860
Per-share fair value of the option	616

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

19.	Retained Earnings

Retained earnings as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		440,615	613,715

	~~W~~	15,159,373	15,032,473

20.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	165,894	139,548
Valuation gain (loss) on derivatives		1,563	(274)

	~~W~~	167,457	139,274

(2)	Changes in reserves for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2023	~~W~~	156,907	11,214	168,121
Changes, net of taxes		(44,539)	(4,613)	(49,152)

Balance at June 30, 2023		112,368	6,601	118,969

Balance at January 1, 2024		139,548	(274)	139,274
Changes, net of taxes		26,346	1,837	28,183

Balance at June 30, 2024	~~W~~	165,894	1,563	167,457

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Products transferred at a point in time:
Product sales	~~W~~	46,602	81,691	26,277	49,192
Services transferred over time:
Wireless service revenue(*1)		2,673,538	5,338,099	2,618,349	5,245,327
Cellular interconnection revenue		108,406	221,286	111,456	226,819
Others(*2)		362,982	739,132	363,146	715,145

		3,144,926	6,298,517	3,092,951	6,187,291

	~~W~~	3,191,528	6,380,208	3,119,228	6,236,483

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	6,789	13,542	6,809	13,448
Utilities		92,730	190,432	83,828	170,183
Taxes and dues		18,677	22,054	18,780	22,154
Repair		68,533	129,332	62,308	119,285
Research and development		90,344	170,268	84,307	153,804
Training		4,112	9,721	5,504	12,004
Bad debt for accounts receivable – trade		8,316	15,343	7,759	14,679
Supplies and others		10,520	24,465	9,937	23,728

	~~W~~	300,021	575,157	279,232	529,285

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,867	7,148	5,184	10,527
Others		1,659	5,151	1,727	3,392

	~~W~~	5,526	12,299	6,911	13,919

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	2,217	3,640	1,224	1,736
Donations		3,318	7,928	5,622	10,332
Bad debt for accounts receivable – other		1201	2,520	536	1,873
Others		(880)	628	482	1,542

	~~W~~	5,856	14,716	7,864	15,483

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	10,740	18,695	11,884	17,587
Dividends		10,482	201,629	12,044	195,228
Gain on foreign currency transactions		1,416	3,223	1,439	3,990
Gain on foreign currency translations		731	1,487	(150)	376
Gain relating to financial instruments at FVTPL		594	17,583	74,777	78,662

	~~W~~	23,963	242,617	99,994	295,843

Finance Costs:
Interest expenses	~~W~~	77,803	161,375	81,838	162,500
Loss on sale of accounts receivable – other		9,368	21,044	10,416	34,494
Loss on foreign currency transactions		1,644	2,854	1,638	3,980
Loss on foreign currency translations		378	670	(9)	261
Loss relating to financial instruments at FVTPL		(63)	66	21,636	23,578

	~~W~~	89,130	186,009	115,519	224,813

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	6,602	10,287	7,548	8,327
Interest income on loans and others		4,138	8,408	4,336	9,260

	~~W~~	10,740	18,695	11,884	17,587

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	4,331	10,101	6,025	13,454
Interest expense on debentures		54,454	109,208	50,343	100,640
Others		19,018	42,066	25,470	48,406

	~~W~~	77,803	161,375	81,838	162,500

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	8,316	15,343	7,759	14,679
Other receivables		1,201	2,520	536	1,873

	~~W~~	9,517	17,863	8,295	16,552

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

26.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	~~W~~	280,331	772,437	272,801	694,954
Interest on hybrid bonds		(4,950)	(9,900)	(3,691)	(7,383)

Profit for the period on common shares		275,381	762,537	269,110	687,571
Weighted average number of common shares outstanding		212,884,657	212,809,515	218,471,602	218,364,463

Basic earnings per share (in won)	~~W~~	1,294	3,583	1,232	3,149

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(313,610)
Disposal of treasury shares	503,612	501,927	423,395

	212,886,342	212,884,657	212,809,515

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Disposal of treasury shares	441,087	439,549	332,410

	218,473,140	218,471,602	218,364,463

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period on common shares	~~W~~	275,381	762,537	269,110	687,571
Adjusted weighted average number of common shares outstanding		213,129,019	213,053,462	218,549,418	218,436,868

Diluted earnings per share (in won)	~~W~~	1,292	3,579	1,231	3,148

2)	The adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2024 and 2023 are calculated as follows:

(In shares)	2024
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2024	212,699,730	212,699,730
Effect of treasury shares	184,927	109,785
Effect of share option	244,362	243,947

Adjusted weighted average number of common shares outstanding	213,129,019	213,053,462

(In shares)	2023
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2023	218,032,053	218,032,053
Effect of treasury shares	439,549	332,410
Effect of share option	77,816	72,405

Adjusted weighted average number of common shares outstanding	218,549,418	218,436,868

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	15,751	—	636,218	—	651,969
Financial instruments		23,009	—	79,354	—	102,363
Long-term investment securities(*)		77,425	1,302,643	—	—	1,380,068
Accounts receivable – trade		—	—	1,643,989	—	1,643,989
Loans and other receivables		217,765	—	608,037	—	825,802
Derivative financial assets		2,323	—	—	184,219	186,542

	~~W~~	336,273	1,302,643	2,967,598	184,219	4,790,733

(*)	The Company designated ~~W~~1,302,643 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	4,774	—	626,292	—	631,066
Financial instruments		47,364	—	139,354	—	186,718
Long-term investment securities(*)		218,685	1,207,605	—	—	1,426,290
Accounts receivable – trade		—	—	1,495,617	—	1,495,617
Loans and other receivables		273,945	—	612,432	—	886,377
Derivative financial assets		2,323	—	—	116,210	118,533

	~~W~~	547,091	1,207,605	2,873,695	116,210	4,744,601

(*)	The Company designated ~~W~~1,207,605 million of equity instruments that are not held for trading as financial assets at FVOCI.

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	270,000	270,000
Debentures		—	6,787,378	6,787,378
Lease liabilities(*)		—	1,147,587	1,147,587
Accounts payable – other and others		—	3,212,478	3,212,478

	~~W~~	295,876	11,417,443	11,713,319

(In millions of won)
	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	640,000	640,000
Debentures		—	6,666,939	6,666,939
Lease liabilities(*)		—	1,226,545	1,226,545
Accounts payable – other and others		—	4,146,076	4,146,076

	~~W~~	295,876	12,679,560	12,975,436

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	25,779	~~W~~	35,813	714,769	~~W~~	992,957
EUR	8,841		13,147	4		6
Others	—		510	—		3

		~~W~~	49,470		~~W~~	992,966

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of June 30, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	1,229	(1,229)	~~W~~	1,229	(1,229)
EUR		1,314	(1,314)		1,314	(1,314)
Others		51	(51)		51	(51)

	~~W~~	2,594	(2,594)	~~W~~	2,594	(2,594)

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2024, floating-rate borrowings and debentures amount to ~~W~~20,000 million and ~~W~~416,760 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the six-month period ended June 30, 2024 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the six-month period ended June 30, 2024, would change by ~~W~~100 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of June 30, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the six-month period ended June 30, 2024, would change by ~~W~~4,605 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of June 30, 2024, the Company holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the six-month period ended June 30, 2024 is as follows.

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	80,472	(80,472)

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	651,916	631,021
Financial instruments		102,363	186,718
Accounts receivable – trade		1,643,989	1,495,617
Contract assets		21,487	21,613
Loans and other receivables		825,802	886,377
Derivative financial assets		186,542	118,533

	~~W~~	3,432,099	3,339,879

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of June 30, 2024.

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	270,000	279,304	228,084	51,220	—
Debentures(*)		6,787,378	7,781,287	1,677,869	3,862,294	2,241,124
Lease liabilities		1,147,587	1,245,772	344,883	768,227	132,662
Accounts payable – other and others(*)		3,212,478	3,278,590	2,683,782	594,808	—

	~~W~~	11,417,443	12,584,953	4,934,618	5,276,549	2,373,786

(*)	The contractual cash flow is amount that includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of June 30, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	184,219	194,982	86,118	108,864

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2023.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

The Company’s debt-equity ratios as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024		December 31, 2023
Total liabilities	~~W~~	13,468,016	14,559,839
Total equity		10,800,511	10,436,093
Debt-equity ratios		124.70%	139.51%

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	The fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	June 30, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	336,273	—	256,526	79,747	336,273
Derivative hedging instruments		184,219	—	184,219	—	184,219
FVOCI		1,302,643	1,076,529	—	226,114	1,302,643

	~~W~~	1,823,135	1,076,529	440,745	305,861	1,823,135

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	270,000	—	271,725	—	271,725
Debentures		6,787,378	—	6,699,924	—	6,699,924
Long-term payables – other		900,127	—	914,022	—	914,022

	~~W~~	7,957,505	—	7,885,671	—	7,885,671

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	547,091	—	326,083	221,008	547,091
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,207,605	1,131,033	—	76,572	1,207,605

	~~W~~	1,870,906	1,131,033	442,293	297,580	1,870,906

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	640,000	—	638,536	—	638,536
Debentures		6,666,939	—	6,503,016	—	6,503,016
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	8,567,392	—	8,436,529	—	8,436,529

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2024 and December 31, 2023 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

The fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of June 30, 2024 are as follows:

Interest rate
Derivative instruments	3.80% ~ 5.01%
Borrowings and debentures	3.57% ~ 3.60%
Long-term payables – other	3.51% ~ 3.59%

2)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2024. The changes in financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	Acquisition	Disposal	Transfer	Balance as of June 30, 2024
Financial assets:
FVTPL	~~W~~	221,008	16,381	—	(114)	(157,528)	79,747
FVOCI		76,572	—	1,000	(2)	148,544	226,114

	~~W~~	297,580	16,381	1,000	(116)	(8,984)	305,861

Financial liabilities:
FVTPL	~~W~~	(295,876)	—	—	—	—	(295,876)

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

The carrying amounts of financial instruments recognized of which offset agreements are applicable as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	June 30, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,564	(72,564)	—

Financial liabilities:
Accounts payable – other and others	~~W~~	74,510	(72,564)	1,946

(In millions of won)
	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,597	(72,597)	—

Financial liabilities:
Accounts payable – other and others	~~W~~	74,388	(72,597)	1,791

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties

(1)	List of the Company’s related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

(*)	As of June 30, 2024, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Others(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	Others are owned by Atlas Investment and another subsidiary of the Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensations given to such key management for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	2024			2023
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	1,062	4,138	941	2,930
Defined benefit plan expenses		203	955	158	688
Share option		(951)	(287)	124	663

	~~W~~	314	4,806	1,223	4,281

Compensations for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)		For the period ended June 30, 2024
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,465	5,000	137,556	286,483	3,006	6,853

Subsidiaries	SK Broadband Co., Ltd.(*3)		39,774	227,916	150,880	300,533	81	81
	PS&Marketing Corporation(*4)		1,432	3,023	288,446	602,211	50	224
	SK O&S Co., Ltd.		875	1,649	66,840	129,569	6,296	6,398
	SK Telink Co., Ltd.(*5)		31,228	74,364	3,905	7,748	—	—
	SERVICE ACE Co., Ltd.(*6)		2,667	9,102	30,731	62,192	—	—
	SERVICE TOP Co., Ltd.(*7)		1,799	9,383	29,047	59,762	—	—
	SK Communications Co., Ltd.		340	704	586	827	381	457
	Others		2,823	5,032	10,631	18,445	10	10

			80,938	331,173	581,066	1,181,287	6,818	7,170

Associates	F&U Credit information Co., Ltd.		190	378	10,922	22,592	203	203
	Daehan Kanggun BcN Co., Ltd.		2,778	5,662	—	—	—	—
	Others(*8)		5,054	5,454	3,113	7,300	—	—

			8,022	11,494	14,035	29,892	203	203

Others	SK Innovation Co., Ltd.		2,143	3,480	2,420	5,762	—	—
	SK Networks Co., Ltd.		342	570	2,655	5,401	—	—
	SK Networks Service Co., Ltd.		132	250	10,425	18,812	718	734
	SK Energy Co., Ltd.		439	801	134	145	—	—
	Content Wavve Corp.		3,728	5,159	19,946	40,324	—	—
	Happy Narae Co., Ltd.		44	79	2,998	4,926	15,954	22,191
	SK Shieldus Co., Ltd.		12,492	24,143	24,361	47,223	622	1,030
	Eleven Street Co., Ltd.		1,979	4,001	4,916	13,232	—	—
	SK Planet Co., Ltd.		1,227	2,582	17,857	35,096	612	612
	SK hynix Inc.		9,092	17,582	19	144	—	—
	Tmap Mobility Co., Ltd.		3,779	8,415	1,420	2,870	—	—
	Dreamus Company		1,208	2,199	16,392	33,041	—	—
	One Store Co., Ltd.		4,022	8,005	16	38	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,309	3,145	798	3,308
	Others		10,707	17,976	6,236	12,535	1,939	16,723

			51,334	95,242	112,104	222,694	20,643	44,598

		~~W~~	142,759	442,909	844,761	1,720,356	30,670	58,824

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~310,386 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~400 million of dividend received from Start-up Win-Win Fund and ~~W~~5,054 million of dividend received from Korea IT Fund.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2023
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	3,002	6,462	133,937	268,212	9,105	9,235

Subsidiaries	SK Broadband Co., Ltd.(*3)		38,291	223,959	160,471	304,580	195	195
	PS&Marketing Corporation(*4)		2,255	4,139	274,979	590,351	310	310
	SK O&S Co., Ltd.		856	1,643	55,518	120,503	13,484	13,484
	SK Telink Co., Ltd.(*5)		28,030	58,311	7,274	11,324	—	—
	SERVICE ACE Co., Ltd.(*6)		2,637	9,783	31,492	64,223	—	—
	SERVICE TOP Co., Ltd.(*7)		2,005	6,963	33,039	66,847	—	—
	SK Communications Co., Ltd.		322	656	356	1,080	1,051	1,051
	Others		1,236	2,328	7,912	14,736	37	37

			75,632	307,782	571,041	1,173,644	15,077	15,077

Associates	F&U Credit information Co., Ltd.		189	379	14,053	24,298	—	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	3,052	3,664	—	—
	Daehan Kanggun BcN Co., Ltd.		2,518	5,121	—	—	—	—
	Others(*8)		6,865	6,865	—	—	750	750

			9,572	12,365	17,105	27,962	750	750

Others	SK Innovation Co., Ltd.		4,127	8,740	2,990	6,431	—	—
	SK Networks Co., Ltd.		326	580	2,553	6,157	—	—
	SK Networks Service Co., Ltd.		142	270	10,164	20,270	840	840
	SK Energy Co., Ltd.		452	856	226	237	—	—
	Content Wavve Corp.		3,967	7,384	19,961	41,022	—	—
	Happy Narae Co., Ltd.		41	73	1,468	3,241	21,689	25,940
	SK Shieldus Co., Ltd.		13,638	26,082	27,656	55,448	1,760	1,793
	Eleven Street Co., Ltd.		1,918	3,498	5,396	12,126	—	—
	SK Planet Co., Ltd.		1,565	3,165	19,682	39,838	2,898	2,898
	SK hynix Inc.		10,991	22,902	18	53	—	—
	Tmap Mobility Co., Ltd.		2,794	6,309	4,454	4,802	—	—
	Dreamus Company		1,473	2,689	20,179	40,373	—	—
	One Store Co., Ltd.		3,630	7,890	—	—	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	733	1,050	3,945	3,945
	Others		8,529	15,857	7,148	12,551	1,465	1,465

			53,593	106,295	122,628	243,599	32,597	36,881

		~~W~~	141,799	432,904	844,711	1,713,417	57,529	61,943

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~304,048 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co.,Ltd.

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of won)		June 30, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,233	33,143

Subsidiaries	SK Broadband Co., Ltd.		—	72,811	209,160
	PS&Marketing Corporation		—	1,132	58,687
	SK O&S Co., Ltd.		—	51	35,871
	SK Telink Co., Ltd.		—	24,106	8,512
	SERVICE ACE Co., Ltd.		—	295	20,877
	SERVICE TOP Co., Ltd.		—	7	18,059
	SK Communications Co., Ltd.		—	165	7,753
	SK m&service Co., Ltd.		—	9,539	30,274
	Others		—	546	4,985

			—	108,652	394,178

Associates	F&U Credit information Co., Ltd.		—	7	4,395
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	2,821	—
	Others		—	—	1,384

			22,147	2,828	5,779

Others	SK hynix Inc.		—	9,318	1,809
	SK Planet Co., Ltd.		—	319	5,783
	Eleven Street Co., Ltd.		—	5,716	4,091
	One Store Co., Ltd.		—	603	14,851
	SK Shieldus Co., Ltd.		—	9,365	15,572
	SK Innovation Co., Ltd.		—	4,474	22,612
	SK Networks Co., Ltd.		—	207	28,768
	SK Networks Services Co., Ltd.		—	17	5,781
	SK RENT A CAR Co., Ltd.		—	531	11,929
	Incross Co., Ltd.		—	2,038	5,320
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,069
	Mintit Co., Ltd.		—	13,405	—
	Happy Narae Co., Ltd.		—	9	3,624
	Content Wavve Corp.		—	1,574	1
	Dreamus Company		—	335	2,668
	Others		—	7,569	3,326

			—	55,480	128,204

		~~W~~	22,147	168,193	561,304

(*1)	As of June 30, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,411	85,758

Subsidiaries	SK Broadband Co., Ltd.		—	60,464	234,710
	PS&Marketing Corporation		—	1,230	57,560
	SK O&S Co., Ltd.		—	7	68,671
	SK Telink Co., Ltd.		—	22,632	18,154
	SERVICE ACE Co., Ltd.		—	460	26,828
	SERVICE TOP Co., Ltd.		—	—	24,208
	SK Communications Co., Ltd.		—	2	7,033
	Others		—	3,230	15,775

			—	88,025	452,939

Associates	F&U Credit information Co., Ltd.		—	3	4,060
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,702	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	972
	Konan Technology Inc.		—	—	224
	Others		—	—	2,239

			22,147	4,705	7,495

Others	SK hynix Inc.		—	6,806	2,251
	SK Planet Co., Ltd.		—	9,313	5,579
	Eleven Street Co., Ltd.		—	1,957	2,842
	One Store Co., Ltd.		—	509	14,691
	SK Shieldus Co., Ltd.		—	10,972	10,157
	SK Innovation Co., Ltd.		—	3,308	27,806
	SK Networks Co., Ltd.		—	41	32,003
	SK Networks Services Co., Ltd.		—	—	8,314
	SK RENT A CAR Co., Ltd.		—	70	14,101
	Incross Co., Ltd.		—	1,607	659
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,558
	Mintit Co., Ltd.		—	17,025	—
	Happy Narae Co., Ltd.		—	8	5,193
	Content Wavve Co., Ltd.		—	1,476	—
	Dreamus Company		—	504	2,315
	Others		—	7,776	2,976

			—	61,372	131,445

		~~W~~	22,147	155,513	677,637

(*1)	As of December 31, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

60

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company. Whereby, the negotiation period is within three ~ five years from June 30, 2021, when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	Details of additional investments and disposal in subsidiaries, associates and joint ventures for the six-month period ended June 30, 2024 are as presented in note 8.

61

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~232,755 million and ~~W~~291,747 million as of June 30, 2024 and December 31, 2023, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of June 30, 2024, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies (“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc. (“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(5)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

62

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Gain on foreign currency translations	~~W~~	(1,487)	(376)
Interest income		(18,695)	(17,587)
Dividends		(201,629)	(195,228)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(11,479)	—
Gain relating to financial instruments at FVTPL		(17,583)	(78,662)
Gain on disposal of property and equipment and intangible assets		(7,148)	(10,527)
Other income		(1,381)	(953)
Loss on foreign currency translations		670	261
Bad debt for accounts receivable – trade		15,343	14,679
Bad debt for accounts receivable – other		2,520	1,873
Loss relating to financial instruments at FVTPL		66	23,578
Depreciation and amortization		1,389,725	1,420,884
Loss on disposal of property and equipment and intangible assets		3,640	1,736
Loss on sale of accounts receivable – other		21,044	34,494
Interest expense		161,375	162,500
Expense related to defined benefit plan		23,333	27,488
Bonus paid by treasury shares		24,988	20,420
Share option		(641)	684
Income tax expense		180,075	169,283
Other expenses		3,698	3,120

	~~W~~	1,566,434	1,577,667

63

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Accounts receivable – trade	~~W~~	(162,901)	(17,065)
Accounts receivable – other		(9,369)	92,210
Advanced payments		16,031	24,467
Prepaid expenses		(15,059)	16,919
Inventories		(27,049)	2,264
Long-term accounts receivable – other		39,342	33,941
Guarantee deposits		6,614	(1,490)
Contract assets		126	6,163
Accounts payable – other		(159,762)	(455,175)
Withholdings		111,852	85,382
Deposits received		80	4,486
Accrued expenses		(53,388)	(80,934)
Plan assets		10,904	5,241
Retirement benefits payment		(23,467)	(18,884)
Contract liabilities		13,366	(13,457)
Others		(1,920)	(1,870)

	~~W~~	(254,600)	(317,802)

(3)	Material non-cash transactions for the six-month periods ended June 30, 2024 and 2023 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2024		June 30, 2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(348,906)	(339,214)
Increase of right-of-use assets		104,403	122,435
Transfer from property and equipment to investment property		(1,119)	4,464

64

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,021,864	1,021,864	5,626,071

(*)	Changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in the six- month period ended June 30, 2024	Total
Beginning	—	306,575	485,145	791,720
Allocation at no cost	1,223,008	1,327,809	1,021,864	3,572,681
Purchase	204,761	—	—	204,761
Surrender or shall be surrendered	(1,121,194)	(1,149,239)	(1,236,210)	(3,506,643)

Ending	306,575	485,145	270,799	1,062,519

(3)	As of June 30, 2024, the estimated annual greenhouse gas emissions quantities of the Company are 1,236,210 tCO2-eQ.

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SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2024 and 2023 (Unaudited)

33.	Subsequent Events

The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 25, 2024, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,696 million)
Dividend rate	1.60%
Record date	June 30, 2024
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than August 14, 2024.

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